     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 1996

                                                      REGISTRATION NO. 333-
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                               PPT VISION, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               MINNESOTA                             41-1413345
    (STATE OR OTHER JURISDICTION OF               (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)               IDENTIFICATION NO.)
                            10321 WEST 70TH STREET
                         EDEN PRAIRIE, MINNESOTA 55344
                                (612) 996-9500
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)
                                ---------------
                             JOSEPH C. CHRISTENSON
                                   PRESIDENT
                               PPT VISION, INC.
                            10321 WEST 70TH STREET
                         EDEN PRAIRIE, MINNESOTA 55344
                                (612) 996-9500
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                ---------------
                                  COPIES TO:
     THOMAS G. LOVETT IV, ESQ.                   HENRY D. KAHN, ESQ.
     ROBERT E. TUNHEIM, ESQ.                     LAWRENCE R. SEIDMAN, ESQ.
     LINDQUIST & VENNUM P.L.L.P.                 PIPER & MARBURY L.L.P.
     4200 IDS CENTER                             53 WALL STREET
     MINNEAPOLIS, MINNESOTA 55402                NEW YORK, NY 10005
     TELEPHONE: (612) 371-3211                   TELEPHONE: (212) 858-8900
  Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]
  If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item
11(a)(1) of this Form, check the following box: [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c)
under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------

- -----------------------------------------------------------------------------------------
                                          PROPOSED
 TITLE OF EACH CLASS OF                   MAXIMUM      PROPOSED MAXIMUM
    SECURITIES TO BE     AMOUNT TO BE  OFFERING PRICE AGGREGATE OFFERING    AMOUNT OF
       REGISTERED        REGISTERED(1)  PER SHARE(2)     PRICE(1)(2)     REGISTRATION FEE
- -----------------------------------------------------------------------------------------
Common Stock, $.10 par
 value per share.......    1,840,000       $17.25        $31,740,000         $10,945
- -----------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
(1) Includes 240,000 shares of Common Stock issuable which may be purchased by the Underwriters to cover over-allotments, if any.
(2) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) and based on the average of the high and low sales prices for the Registrant's Common Stock on May 13, 1996 as reported on the Nasdaq National Market.
                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION
8(A), MAY DETERMINE.
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                PPT VISION, INC.

                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(b) OF REGULATION S-K

  FORM S-2 ITEM NUMBER AND CAPTION               LOCATION IN PROSPECTUS
  --------------------------------               ----------------------
  1. Forepart of Registration
      Statement and Outside Front
      Cover Page of Prospectus.....   Outside Front Cover Page
  2. Inside Front and Outside Back
      Cover Pages of Prospectus....   Inside Front Cover Page; Available
                                       Information; Incorporation of Certain
                                       Documents by Reference; Outside Back Cover
                                       Page of Prospectus
  3. Summary Information, Risk
      Factors and Ratio of Earnings
      to Fixed Charges.............   Prospectus Summary; Risk Factors
  4. Use of Proceeds...............   Use of Proceeds
  5. Determination of Offering
      Price........................   Not Applicable
  6. Dilution......................   Not Applicable
  7. Selling Security Holders......   Not Applicable
  8. Plan of Distribution..........   Outside Front Cover Page; Underwriting
  9. Description of Securities to
      be Registered................   Price Range of Common Stock; Dividend
                                       Policy; Description of Capital Stock
10. Interests of Named Experts and
      Counsel......................   Not Applicable
 11. Information with Respect to
      the Registrant...............   Prospectus Summary; Risk Factors; Price
                                       Range of Common Stock; Dividend Policy;
                                       Capitalization; Selected Financial Data;
                                       Management's Discussion and Analysis of
                                       Financial Condition and Results of
                                       Operations; Business; Management;
                                       Principal Shareholders; Description of
                                       Capital Stock; Available Information;
                                       Incorporation of Certain Documents by
                                       Reference
 12. Incorporation of Certain
      Information by Reference.....   Incorporation of Certain Documents by
                                       Reference
 13. Disclosure of Commission
      Position on Indemnification
      for Securities Act
      Liabilities..................   Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                           Subject to Completion
                                                                    May 15, 1996
                                1,600,000 Shares

                           [ PPT VISION, INC. LOGO ]


                                  Common Stock

                                   --------

  All of the shares offered hereby are being sold by PPT Vision, Inc. ("PPT VISION" or the "Company"). The Company's Common Stock is traded on the Nasdaq National Market under the symbol "PPTV." On May 13, 1996, the last reported sale price as quoted on the Nasdaq National Market was $17.75 per share. See "Price Range of Common Stock."

                                   --------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 5.

                                   --------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                          PRICE           UNDERWRITING          PROCEEDS
                                           TO             DISCOUNTS AND            TO
                                         PUBLIC            COMMISSIONS          COMPANY(1)
- ------------------------------------------------------------------------------------------
Per Share........................         $                   $                   $
- ------------------------------------------------------------------------------------------
Total(2).........................      $                   $                   $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) Before deducting expenses of the offering estimated at $       .
(2) The Company has granted the Underwriters a 30-day option to purchase up to 240,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $ , $ and $ , respectively. See "Underwriting."

                                   --------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland on or about , 1996.

Alex. Brown & Sons                                            Piper Jaffray Inc.
  INCORPORATED

                     THE DATE OF THIS PROSPECTUS IS , 1996

                                   [Pictures]

[In upper left-hand corner, next to the name "PPT VISION", is a photo containing pictures of individuals using PPT VISION systems]

[At the left margin, the following text appears:

Machine Vision Systems

PPT VISION is a leading designer, manufacturer, marketer and integrator of a complete family of machine vision systems for end user manufacturers, system integrators and machine builders. The Company's machine vision systems are used for a broad range of manufacturing applications, including electronic and mechanical assembly verification, verification of printed characters, packaging integrity, surface flaw detection and gauging and measurement tasks. The Company's systems are sold principally throughout North America, Europe and the Far East to various industries, including electronics, pharmaceutical, medical, automotive, consumer products and plastics.

[Series of three photos appear along right-hand side of page under the caption "Three Complete Systems" - Top photo is picture of Passport 440 machine vision system; Middle photo is picture of Passport 240 machine vision system; Bottom photo is picture of Scout machine vision system]

The following text accompanies the photos:

Three Complete Systems

All PPT VISION systems are capable of operating at inspection speeds of over 12,000 parts per minute.

Passport(TM) 440
PPT VISION's top-of-the-line industrial-cased system. Designed to operate with up to four asynchronously functioning cameras for multiple inspection views and complex imaging tasks.

Passport(TM) 240
PPT VISION's industrial-cased two camera system. Passport 240 is widely used in the electronic connector, metal stamping, and automotive components industries.

Scout(TM)
The Scout is designed for industrial applications that do not require rugged enclosures. Scout is capable of running two cameras with similar speed and power to the Passport 240.

                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

  PPT VISION(R), Passport(TM) and Scout(TM) are trademarks of the Company.

[Across middle of the gatefold, under the heading "How Machine Vision Works" and a series of numbered headings pointing to various features on the photo (text is provided below), is a photo of the machine vision inspection process]

How Machine Vision Works

PPT VISION's machine vision systems consist of a combination of proprietary computer software and hardware, cameras and lighting, working together to capture and analyze images of moving parts to determine the quality of manufactured parts and control manufacturing processes.

Lighting and Optics
Camera, lens and lighting options are configured to capture a high definition image of each part as it passes the camera.
PPT VISION Capabilities:

 . Image parts that vary in size, shape, surface texture, color, etc.
 . Provide cost effective, flexible and long lasting lighting solutions.
 . Integrate high precision lens and camera for accurate measurement of intricate part details.

Image Acquisition
The camera's image of the part is sent electronically to the vision system framegrabber where it is converted to a digital image ready for processing. PPT VISION Capabilities:
 . High-speed image capture of parts "on-the-fly".
 . Ability to capture up to four images at the same time.
 . Ability to capture only a part of the image if required.

Image Processing
The vision system image processor measures critical part features and compares the digital image to a preset standard that has been programmed into the system. PPT VISION Capabilities:
 . Provide a wide range of inspection algorithms for many different applications. . Process the image in a few thousandths of a second.
 . Make the system easy and intuitive to program through a proprietary graphical user interface.

Outputs
The results of the inspection are sent to the production-line controller which may mark or reject the failed part or shut down the production line.
PPT VISION Capabilities:
 . Provide output signals to a wide variety of production line controllers.
 . Output the results at high speed to keep up with the production line.
 . Provide data to the host manufacturing control system to enable improvement in the production process over time.

Results
Increase in cost-effective and efficient manufacturing through:
 . 100% inspection to eliminate shipping of defective product and reduce scrap product.
 . Removal of defective parts from the assembly process.
 . Continuous data collection to spot trends in the production process and adjust equipment before defective products are produced.
 . Ongoing improvement of the manufacturing process and product quality.

[To the right of such photo is a diagram of charts showing results of machine vision inspection process]

[Across the bottom of the page, under the heading "Where PPT VISION Systems Are Used", is a series of four photos, each depicting a PPT VISION machine vision system inspecting parts, with the following text below such photos:]

Where PPT VISION Systems Are Used

By meeting industry demands for 100% inspection of stamped parts at speeds of over 12,000 parts per minute, PPT VISION sets the industry standard for processing power. Subpixel accuracy is achieved with the Line Gauge Tool.

PPT VISION's new, proprietary line of LED lighting products are an example of the Company's commitment to innovation and providing complete solutions for end-users. Lighting is a critical element of a complete on-line machine vision solution.

Date, lot code and mark verification for the pharmaceutical, medical, and electronics industries is a rapidly emerging application for machine vision. PPT VISION's Optical Character Verification (OCV) Tool is employed to meet industry standards for 100% on-line inspection.

Inspection of electronic connectors using the Connector Tool is one of the Company's most widely applied technologies.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," and financial statements and notes thereto appearing elsewhere or incorporated by reference in this Prospectus.

                                  THE COMPANY

  PPT VISION is a leading designer, manufacturer, marketer and integrator of a complete family of machine vision systems for end user manufacturers, system integrators and machine builders. The Company's machine vision systems consist of a combination of proprietary computer software and hardware, cameras and lighting, working together to capture and analyze images of moving parts to determine the quality of manufactured parts and control manufacturing processes. PPT VISION's systems enable manufacturers to achieve 100% on-line inspection, thus achieving zero defect production, in situations where previously only random sampling or less precise human inspection was used as a means of monitoring quality. In addition to functioning as a quality control tool, PPT VISION systems provide manufacturers a window on their manufacturing processes by producing real-time statistical process control feedback. This allows manufacturers to take earlier corrective action to improve their manufacturing process.

  The Company's machine vision systems are used for a broad range of manufacturing applications, including electronic and mechanical assembly verification, verification of printed characters, packaging integrity, surface flaw detection and gauging and measurement tasks. The Company's systems are sold principally throughout North America, Europe and the Far East to various industries, including electronics, pharmaceutical, medical, automotive, consumer products and plastics. Major manufacturing end users of PPT VISION systems include AMP, Abbott Labs, Berg Electronics, Chrysler, the Delphi Electronic Division of General Motors, Imation, Johnson & Johnson, Kemet, Molex, Siemens and 3M.

  PPT VISION believes that it has a leadership position as the most vertically integrated developer of machine vision systems and solutions for a wide range of manufacturing applications. Through this approach, PPT VISION can rapidly and cost-effectively provide machine vision system solutions to a wide variety of manufacturing end users while enabling them to concentrate their engineering and manufacturing expertise on the products they manufacture. PPT VISION's library of machine vision software tools enables end users to implement machine vision solutions to a growing number of manufacturing applications quickly and cost effectively.

  The Company has pioneered the development of an icon-based, graphical user interface programming system for machine vision applications operating in the Microsoft(R) Windows(TM) environment through its Vision Program Manager ("VPM"). VPM enables users to program PPT VISION systems to perform desired image analysis and processing functions by creating a flowchart of icons linked together, thereby enabling reduced implementation cost and time, as well as increased flexibility in operation. In contrast, other machine vision systems require users to write a computer program in a programming language such as C or to use a complex, pull-down menu-based system. The Company's proprietary hardware architecture is capable of capturing and processing full frame video images at a rate of 3,600 images per minute in both strobed and shuttered modes. Most competitors are limited to capturing full frame images at 1,800 images per minute, which is the industry standard. Much higher inspection rates are achieved through the use of the Company's exclusive partial scanning technology and split-screen imaging, which enables inspection speeds of over 12,000 parts per minute.

  The machine vision market is rapidly growing and highly fragmented. Key drivers of the expansion in the machine vision market include the growth and demand for machine vision systems in the semiconductor and electronics industries and global competitive trends which have led manufacturers worldwide to dramatically redesign manufacturing processes in order to reduce costs and increase productivity and quality. The Automated Imaging Association ("AIA") estimates that the North American market for machine vision systems in 1995 was approximately $900 million, with worldwide levels estimated at approximately $2.3 billion. The AIA expects this market to grow at approximately 15% per year through the year 2000. The AIA estimates that there are over 200 machine vision companies based in North America, over 70% of which had annual revenues of less than $5.0 million in 1995.

  PPT VISION was incorporated in Minnesota in 1981. The Company's executive offices are located at 10321 West 70th Street, Eden Prairie, MN 55344. Its telephone number is (612) 996-9500.

                                  THE OFFERING

Common Stock offered hereby............ 1,600,000 shares
Common Stock to be outstanding after
 the offering.......................... 5,279,717 shares(1)
Use of proceeds........................ For working capital associated with expanded sales and international
                                         distribution, research and product
                                         development and other general corporate
                                         purposes. See "Use of Proceeds."
Nasdaq National Market symbol.......... PPTV

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   SIX MONTHS
                                                                   ENDED APRIL
                                   YEAR ENDED OCTOBER 31,              30,
                             ------------------------------------ -------------
                              1991    1992   1993   1994    1995   1995   1996
                             ------  ------ ------ ------  ------ ------ ------
INCOME STATEMENT DATA:
  Net revenues.............. $2,889  $4,294 $5,935 $6,587  $9,750 $3,995 $6,347
  Gross profit..............  1,454   2,439  3,396  3,561   5,308  2,108  3,776
  Income (loss) from
   operations...............   (205)    296    439   (253)    879     66  1,127
  Net income (loss).........   (207)    338    435   (213)  1,347     89  1,178
  Net income (loss) per
   share.................... $(0.10) $ 0.12 $ 0.13 $(0.06) $ 0.37 $ 0.03 $ 0.31
  Weighted average common
   and common equivalent
   shares outstanding.......  1,982   2,899  3,236  3,455   3,650  3,497  3,825

                                                              APRIL 30, 1996
                                                           ---------------------
                                                           ACTUAL AS ADJUSTED(2)
                                                           ------ --------------
BALANCE SHEET DATA:
  Working capital......................................... $5,351    $31,563
  Total assets............................................  7,404     33,616
  Long-term debt..........................................    -0-        -0-
  Shareholders' equity....................................  6,530     32,742

- --------
(1) Does not include 235,299 shares of Common Stock issuable upon exercise of outstanding options under the Company's 1988 Stock Option Plan as of April 30, 1996, of which 193,936 are currently exercisable. See "Capitalization," "Description of Capital Stock--Outstanding Stock Options" and Note 6 of Notes to Financial Statements.
(2) Adjusted to reflect the sale of 1,600,000 shares offered by the Company hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

  Unless otherwise indicated, all information in this Prospectus (i) assumes that the Underwriters' over-allotment option is not exercised and (ii) gives effect to a three-for-two stock split which occurred on April 5, 1996. As used herein, a "fiscal year" means a year ending October 31.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered by this Prospectus.

  Technological Change and New Product Development. The market for the Company's products is characterized by rapidly changing technology. The Company's future success will continue to depend upon its ability to enhance its current products and to develop and introduce new products that keep pace with technological developments and evolving industry standards, respond to changes in customer requirements and achieve market acceptance. Any failure by the Company to anticipate or respond adequately to technological developments and customer requirements, or any significant delays in product development or introduction, could have a material adverse effect on the Company's business, results of operations, financial condition and liquidity. In addition, there can be no assurance the new products and services or product and service enhancements, if any, developed by the Company will achieve market acceptance. See "Business--PPT VISION Strategy" and "--Research and Product Development."

  Dependence Upon Principal Customers. During each of the past several years, the Company has had one or more customers that accounted for ten percent or more of its net revenues. During the fiscal year ended October 31, 1995 and the six months ended April 30, 1996 sales to one customer, Simac Masic B.V., a European distributor for the Company, represented 17% and 14%, respectively, of net revenues. In addition, direct sales to AMP, Inc. represented 10% of net revenues for fiscal 1995. The Company also realizes substantial additional sales to AMP, Inc. indirectly through other channels, including systems integrators, machine builders and international distributors. The loss of, or significant curtailment of purchases by, any of the Company's principal customers could have a material adverse effect on the Company's results of operations. See "Business--Markets and Customers."

  Cyclicality of Capital Spending by Customers. A significant portion of the Company's revenues are derived from sales to various segments of the electronic component industry, such as metal stamping, electronic connectors and passive components. The markets for these segments, and for the electronic component industry in general, can be cyclical, resulting in varying amounts of capital spending. Any significant downturn in capital spending in these markets, or in any other markets served by the Company's products, could have a material adverse effect on the Company's business and results of operations.

  Management of Growth. The Company's revenues increased 48% in fiscal 1995 compared with fiscal 1994 and have increased at an average annual rate of 30% over the past five years. The Company's future success will depend on the ability of its officers and key employees to manage growth successfully through maintenance of appropriate operational, financial and management information systems and to attract, retain, motivate and effectively manage its employees. If the Company's management is unable to manage growth effectively, the Company's business, results of operations, financial condition and liquidity could be materially and adversely affected.

  Proprietary Technology. The Company relies heavily on its image acquisition and image processing hardware designs, along with proprietary software technology. Although the Company has been issued patents in the past on certain of its technology and has patents pending on new technologies, it currently relies most heavily on protecting its proprietary information as trade secrets. There can be no assurance that the steps taken by the Company will be adequate to prevent misappropriation of its technology by third parties or will be adequate under the laws of some foreign countries, which may not protect the Company's proprietary rights to the same extent as do laws of the United States. In addition, the possibility exists that others may "reverse engineer" the Company's products in order to determine their method of operation and then introduce competing products. Further, many high technology markets, including segments of the machine vision industry, are characterized by the existence of a large number of patents and frequent litigation for financial gain that is based on patents with broad, and often questionable, application. As the number of the Company's products increases, the markets in which its products are sold expands and the functionality of those products grows and overlaps with products offered by competitors. As a result, the Company believes that it may become increasingly subject to infringement claims in the future. Although the Company does not believe any of its products or proprietary rights infringe upon the rights of third parties, there can be no assurance that infringement claims will not be asserted against the Company in the future or that any such claims will not require the Company to enter into royalty arrangements or result in costly litigation. See "Business--Patents and Trademarks."

  Quarterly Fluctuations. The Company has experienced quarterly fluctuations in operating results and anticipates that these fluctuations will continue. These fluctuations have been caused by various factors, including the order flow of its principal customers, the timing and acceptance of new product introductions and enhancements and the timing of product shipments and marketing. Future operating results may fluctuate as a result of these and other factors, including the Company's ability to continue to develop innovative products, the announcement or introduction of new products by the Company's competitors, the Company's product and customer mix, the level of competition and overall trends in the economy. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Comparisons."

  Dependence on Outside Contractors and Suppliers. The Company currently contracts with third party assembly houses for a substantial portion of its components and assembly needs. Although the Company endeavors to inspect and internally test most components prior to final assembly, reliance on outside contractors reduces its control over quality and delivery schedules. The failure by one or more of these subcontractors to deliver quality components in a timely manner could have a material adverse effect on the Company's results of operations. In addition, a number of the components integral to the functioning of the Company's products are available from only a single supplier or from a limited number of suppliers. Any interruption in or termination of supply of these components, or a material change in the purchase terms, including pricing, of any of these components, or a reduction in their quality or reliability, could have a material adverse effect on the Company's business or results of operations. See "Business--Manufacturing."

  International Revenue. In the years ended October 31, 1993, 1994 and 1995 and the six months ended April 30, 1996, sales of the Company's products to customers outside North America accounted for approximately 13%, 27%, 33% and 34%, respectively, of the Company's net revenues. The Company anticipates that international revenue will continue to account for a significant portion of its net revenues. The Company's operating results are subject to the risks inherent in international sales, including various regulatory requirements, political and economic changes and disruptions, transportation delays and difficulties in staffing and managing foreign sales operations and distributor relationships. In addition, fluctuations in exchange rates may render the Company's products less price competitive relative to local product offerings. There can be no assurance that these factors will not have a material adverse effect on the Company's future international sales and, consequently, on the Company's operating results. See "Business--Sales, Marketing and Customer Support."

  Competition. The Company competes with other vendors of machine vision systems, many of which may have greater financial and other resources than the Company. There can be no assurance that the Company will be able to compete successfully in the future or that the Company will not be required to incur significant costs in connection with its engineering research, development, marketing and customer service efforts to remain competitive. Competitive pressures may result in price erosion or other factors which will adversely affect the Company's financial performance. See "Business--Competition."

  Dependence on Key Personnel. The Company's success depends in large part upon the continued services of many of its highly skilled personnel involved in management, research and product development and sales, and upon its ability to attract and retain additional highly qualified employees. The loss of services of these key personnel could have a material adverse effect on the Company. The Company does not have key-person life insurance on any of its employees. See "Management."

  Possible Volatility of Stock Price. The Company believes that factors such as the announcement of new products by the Company or its competitors, market conditions in the machine vision industry generally and quarterly fluctuations in financial results could cause the market price of the Common Stock to vary substantially. In recent years, the stock market has experienced price and volume fluctuations that have particularly affected the market prices for many high technology companies and which often have been unrelated to the operating performance of such companies. The market volatility may adversely affect the market price of the Company's Common Stock. See "Price Range of Common Stock."

  Anti-Takeover Considerations. Certain anti-takeover provisions of the Minnesota Business Corporation Act and the ability of the Board of Directors to issue preferred stock without shareholder approval may have the effect of delaying or preventing a change in control or merger of the Company, which could operate to the detriment of other shareholders. See "Description of Capital Stock--Anti-Takeover Provisions of Minnesota Business Corporation Act."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the shares of Common Stock offered by the Company hereby are estimated to be $26.2 million, assuming an offering price of $17.75 per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. The Company intends to use the net proceeds for working capital associated with expanded sales and international distribution, research and product development and other general corporate purposes. The Company may use a portion of the net proceeds for acquisitions, joint ventures or licensing agreements associated with businesses, technologies or products complementary to the Company's business, although no such acquisition, joint venture or licensing agreement is being negotiated or planned as of the date of this Prospectus. Pending such uses, the net proceeds are expected to be invested in short-term, investment grade securities.

                          PRICE RANGE OF COMMON STOCK

  Since December 28, 1995, the Common Stock of the Company has been listed on the Nasdaq National Market under the symbol "PPTV." Prior to that time, the Common Stock was traded on the Nasdaq Small Cap Market under the same symbol. The following table sets forth the high and low sales prices of the Company's Common Stock on the Nasdaq National Market for the period beginning December 28, 1995, and the high and low closing bid prices for the Company's Common Stock on the Nasdaq Small Cap Market for the periods prior to December 28, 1995, each as reported by Nasdaq. The Nasdaq Small Cap Market quotations listed below indicate inter-dealer prices without retail mark-up, mark-down or commissions, and may not represent actual transactions.

                                                                    HIGH   LOW
                                                                   ------ -----
      FISCAL YEAR ENDED OCTOBER 31, 1994
        First Quarter............................................. $ 4.17 $3.33
        Second Quarter............................................   3.33  2.83
        Third Quarter.............................................   3.33  2.67
        Fourth Quarter............................................   2.67  2.17
      FISCAL YEAR ENDED OCTOBER 31, 1995
        First Quarter............................................. $ 2.50 $1.67
        Second Quarter............................................   2.75  2.17
        Third Quarter.............................................   3.83  2.33
        Fourth Quarter............................................   8.67  3.50
      FISCAL YEAR ENDING OCTOBER 31, 1996
        First Quarter............................................. $13.17 $8.50
        Second Quarter............................................  16.00  8.83
        Third Quarter (through May 13, 1996)......................  18.00 14.25

  On May 13, 1996, the last reported sales price of the Common Stock on the Nasdaq National Market was $17.75. At April 30, 1996, the Company estimates that there were approximately 2,530 beneficial holders of the Company's Common Stock.

                                DIVIDEND POLICY

  The Company has never declared or paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its operations and expansion of its business and therefore does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

  The following table sets forth the capitalization of the Company as of April 30, 1996 and as adjusted to reflect the sale of 1,600,000 shares of Common Stock offered by the Company pursuant to this offering and the anticipated use of the estimated proceeds therefrom. See "Use of Proceeds."

                                                             APRIL 30, 1996
                                                           --------------------
                                                           ACTUAL   AS ADJUSTED
                                                           -------  -----------
                                                             (IN THOUSANDS)
Long-term debt............................................ $   -0-    $   -0-
                                                           -------    -------
Stockholders' equity:
 Preferred stock, no par value, 10,000,000 shares
  authorized, no shares outstanding.......................     -0-        -0-
 Common stock, $.10 par value, 10,000,000 shares
  authorized; 3,679,717 shares issued and outstanding;
  5,279,717 shares issued and outstanding, as
  adjusted(1).............................................     368        528
 Capital in excess of par value...........................  11,865     37,917
 Accumulated deficit......................................  (5,703)    (5,703)
                                                           -------    -------
  Total shareholders' equity..............................   6,530     32,742
                                                           -------    -------
   Total capitalization................................... $ 6,530    $32,742
                                                           =======    =======

- --------
(1) Excludes 235,299 shares that may be issued upon exercise of options outstanding as of April 30, 1996, of which 193,936 are currently exercisable. See "Description of Capital Stock--Outstanding Stock Options" and Note 6 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

  The balance sheet data at October 31, 1991, 1992, 1993, 1994 and 1995 and the income statement data for the years then ended are derived from and should be read in conjunction with the more detailed financial statements of the Company and the notes thereto, which have been audited by Price Waterhouse LLP. The reports on the financial position of the Company at October 31, 1994 and 1995 and the results of its operations and cash flows for each of the three fiscal years in the period ended October 31, 1995 are included elsewhere and incorporated by reference in this Prospectus, and should be read in conjunction with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," which follows this section. October 31, 1991, 1992 and 1993 financial information is derived from the audited financial statements contained in the Company's Forms 10-K as filed for such years. The balance sheet data at April 30, 1996 and the income statement data for the six months ended April 30, 1995 and 1996 are derived from the unaudited financial statements of the Company included elsewhere in this Prospectus. In the opinion of management, the unaudited financial statements have been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. Results for the six-month period ended April 30, 1996 are not necessarily indicative of the results that may be expected for any subsequent period.

                                                                   SIX MONTHS
                                                                   ENDED APRIL
                                  YEAR ENDED OCTOBER 31,               30,
                            ------------------------------------- -------------
                             1991    1992   1993    1994    1995   1995   1996
                            ------  ------ ------  ------  ------ ------ ------
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
 Net revenues.............. $2,889  $4,294 $5,935  $6,587  $9,750 $3,995 $6,347
 Cost of sales.............  1,435   1,855  2,539   3,026   4,442  1,887  2,571
                            ------  ------ ------  ------  ------ ------ ------
  Gross profit.............  1,454   2,439  3,396   3,561   5,308  2,108  3,776
 Selling expenses..........    692   1,005  1,576   1,970   2,279  1,075  1,231
 General and administrative
  expenses.................    400     451    550     711     851    359    530
 Research and development
  expenses.................    567     687    831   1,133   1,299    608    888
                            ------  ------ ------  ------  ------ ------ ------
  Income (loss) from
   operations..............   (205)    296    439    (253)    879     66  1,127
 Other income (expense)....     (2)     42     (4)     40      61     23     51
                            ------  ------ ------  ------  ------ ------ ------
  Net income (loss) before
   taxes...................   (207)    338    435    (213)    940     89  1,178
 Income tax benefit........    -0-     -0-    -0-     -0-     407    -0-    -0-
                            ------  ------ ------  ------  ------ ------ ------
  Net income (loss)........ $ (207) $  338 $  435  $ (213) $1,347 $   89 $1,178
                            ======  ====== ======  ======  ====== ====== ======
 Net income (loss) per
  share.................... $(0.10) $ 0.12 $ 0.13  $(0.06) $ 0.37 $ 0.03 $ 0.31
                            ======  ====== ======  ======  ====== ====== ======
 Weighted average common
  and common equivalent
  shares outstanding.......  1,982   2,899  3,236   3,455   3,650  3,497  3,825
                            ======  ====== ======  ======  ====== ====== ======

                                               OCTOBER 31,
                                    ---------------------------------- APRIL 30,
                                     1991   1992   1993   1994   1995    1996
                                    ------ ------ ------ ------ ------ ---------
                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
 Working capital................... $1,159 $1,502 $3,071 $3,253 $4,132  $5,351
 Total assets......................  2,049  2,370  4,005  4,449  6,098   7,404
 Long-term debt....................    182    -0-    -0-    -0-    -0-     -0-
 Shareholders' equity..............  1,436  1,833  3,384  3,719  5,145   6,530

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  This Prospectus, including the information set forth in this section and the information incorporated by reference herein, contains forward-looking statements. Actual results could differ significantly from those contained in the forward-looking statements. In connection with the forward-looking statements which appear in these disclosures, prospective purchasers of the Common Stock offered hereby should carefully review the factors set forth in this Prospectus under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Certain Factors Affecting Future Performance."

OVERVIEW

  The Company was founded in 1982 to commercialize technology for statistical pattern recognition as applied to the then new machine vision market. In 1984, the Company introduced its only product based on this technology, the APP 200. In 1986, the Company introduced the APP 250, which employed direct contrast sensing hardware which was more appropriate for factory automation applications. The APP 300, which implemented a user-friendly interface (Inspection Manager), was introduced in 1988.

  The Company embarked on a new product direction in 1989, with the launching of a project to develop an easy-to-use and fast machine vision system for the end user market. This project focused on the development of an icon-based graphical user interface operating under Microsoft(R) Windows(TM) and proprietary hardware designed to plug into standard PC architecture. The first product of this effort, the 400VPC, was introduced in 1991. The 400VPC, with the Company's proprietary VPM software, was the first system for the end-user machine vision market to use an icon-based graphical user interface operating under Microsoft(R) Windows(TM). The basic architecture of the VPC series and VPM form the foundation of the Company's current Passport and Scout family of machine vision systems introduced in 1994. The Company has made significant investments in product development and is continuing to invest in next generation software and hardware architecture that will expand its lead in speed, ease-of-use and the ability to deliver cost effective complete solutions to its customers. The Company's basic software and hardware architecture, together with an increasing array of specific software tools such as the Connector Tool, have been the major drivers of the Company's growth.

  In recent years, the Company has directed significant resources to building its sales and applications engineering capabilities, its corporate infrastructure and its research and product development activities to support expanded sales of its family of complete machine vision systems to the end user market. In fiscal 1994 the Company recognized a net loss of $0.2 million due to the significant investment in infrastructure, combined with a lag in timing of order flow. However, the Company began to realize the benefit of these investments in fiscal 1995 when a substantial growth in revenues generated net income before taxes of $0.9 million. Although operating expenses are expected to continue to grow in absolute dollar amounts, the Company expects its efforts to generate significant increases in net revenues will not require escalating increases in such expenditures as a percentage of net revenues.

RESULTS OF OPERATIONS

  The following table sets forth certain financial data (i) expressed as a percentage of net revenues for the years ended October 31, 1993, 1994 and 1995 and for the six months ended April 30, 1995 and 1996 and (ii) expressed as a percentage increase from the previous period's results:

                               PERCENTAGE OF NET
                                    REVENUES                 PERCENTAGE INCREASE
                            ----------------------------  --------------------------
                                                 SIX
                                               MONTHS                     SIX MONTHS
                              YEAR ENDED        ENDED       YEAR ENDED      ENDED
                             OCTOBER 31,      APRIL 30,     OCTOBER 31,   APRIL 30,
                            ----------------  ----------  --------------- ----------
                                                           1993    1994      1995
                            1993  1994  1995  1995  1996  TO 1994 TO 1995  TO 1996
                            ----  ----  ----  ----  ----  ------- ------- ----------
Net revenues............... 100%  100%  100%  100%  100%     11%     48%       59%
Gross profit...............  57    54    54    53    59       5      49        79
Selling expenses...........  27    30    23    27    19      25      16        15
General and administrative
 expenses..................   9    11     9     9     8      29      20        48
Research and development
 expenses..................  14    17    13    15    14      36      15        46
Income (loss) from
 operations................   7    (4)    9     2    18      --      --     1,594
Net income (loss)..........   7    (3)   14     2    19      --      --     1,217

 Comparison of Six Months Ended April 30, 1996 to Six Months Ended April 30,
1995

  Net Revenues. Net revenues increased 59% to $6.3 million for the six month period ended April 30, 1996 compared to net revenues of $4.0 million for the same period in fiscal 1995. The increase in net revenues in fiscal 1996 was due to a 61% growth in unit sales, with sales of the Company's machine vision systems increasing to 229 in the first six months of fiscal 1996 versus 142 for the same period in fiscal 1995. The Company attributes its sales growth to increased demand in all markets, with particularly strong results shown internationally. In the first six months of fiscal 1996 net revenues increased 89% outside North America and 49% in North America over the same period in the prior year. Sales to customers outside North America represented 34% of net revenues for the six month period ended April 30, 1996, compared to 29% for the same period in fiscal 1995. The increase internationally is primarily the result of increased sales to electronic component manufacturers in the Far East through international distributors. The increase in North America is primarily the result of increased sales to electronics and automobile manufacturers.

  Gross Profit. Gross profit increased 79% to $3.8 million for the six month period ended April 30, 1996, compared to $2.1 million for the same period in fiscal 1995. As a percentage of net revenues, the gross profit increased to 59% from 53% for the same period in fiscal 1995. The increase in gross profit as a percentage of net revenues in 1996 is primarily due to economies of scale related to increasing volume and to decreased material costs. The Company anticipates that it can support increased net revenues at its current manufacturing capacity.

  Selling Expenses. Selling expenses increased 15% to $1.2 million for the six month period ended April 30, 1996, compared to $1.1 million for the same period in fiscal 1995. As a percentage of net revenues, selling expenses declined to 19% for the first six months of fiscal 1996 from 27% for the same period in fiscal 1995. The decline in selling expenses as a percentage of net revenues is primarily due to the Company's ability to leverage its sales, applications engineering and international distribution infrastructure. Selling expenses for international sales are generally incurred by the Company's distributors. Although the Company anticipates selling expenses to increase in the remainder of fiscal 1996 as the Company invests additional amounts in sales and applications engineering, the Company believes that these expenditures will not increase substantially as a percentage of net revenues for the remainder of this fiscal year.

  General and Administrative Expenses. General and administrative expenses increased 48% to $0.5 million for the six month period ended April 30, 1996, compared with $0.4 million for the same period in fiscal 1995. As a percentage of net revenues, general and administrative expenses decreased to 8% for the first six months of fiscal 1996, compared to 9% for the same period in fiscal 1995. The increase in expenditures in the first six months of 1996 is primarily attributable to increased expenses associated with operating the Company as it continues to grow and to investments in management infrastructure. The decrease as a percentage of net revenues is mainly related to operating leverage provided by the Company's growing revenue base. The Company believes that general and administrative expenses may decline slightly as a percentage of net revenues during the remainder of fiscal 1996.

  Research and Development Expenses. Research and development expenses increased 46% to $0.9 million for the six month period ended April 30, 1996, compared with $0.6 million for the same period in fiscal 1995. Research and development expenses as a percentage of net revenues declined to 14% for the first six months of fiscal 1996, compared to 15% for the same period in fiscal 1995. The increase in expenses in the first six months of fiscal 1996 is mainly due to new product development programs and increased staffing to support these efforts. The decline as a percentage of net revenues in the first six months of fiscal 1996 is the result of the Company's growing revenue base. As the Company continues to invest in next generation software and hardware development, it expects research and development expenses may remain constant or increase slightly as a percentage of net revenues during the remainder of fiscal 1996.

  Income Tax Benefit. No income tax expense or benefit was recorded in the six month period ended April 30, 1996 or in the same period in fiscal 1995. Depending on the results of operations for the last six months of fiscal 1996, the Company may determine that it is prudent and necessary to fully recognize the remaining potential future tax benefits of loss carry forwards and net deductible temporary differences available to offset taxable income in future periods.

 Comparison of Year Ended October 31, 1995 to Year Ended October 31, 1994

  Net Revenues. Net revenues in fiscal 1995 increased 48% to $9.7 million, compared with $6.6 million for fiscal 1994. The increase in net revenues was due to a 48% growth in unit sales, with sales of the Company's machine vision systems increasing to 333 in fiscal 1995 versus 225 in fiscal 1994. The Company attributes its sales growth to increased demand in all markets, with particularly strong results in international markets. In fiscal 1995 revenues increased 84% outside of North America and 35% in North America. The increase internationally was primarily the result of a 492% increase in Far East sales through distributors. The increase in North America is primarily due to demand in the electronic components market as well as increased sales to systems integrators.

  Gross Profit. Gross profit for fiscal 1995 increased 49% to $5.3 million, compared with $3.6 million for fiscal 1994. The gross profit as a percentage of net revenues for fiscal 1995 remained constant at 54%.

  Selling Expenses. Selling expenses increased 16% to $2.3 million in fiscal 1995, compared with $2.0 million in fiscal 1994. As a percentage of net revenues, fiscal 1995 selling expenses declined to 23% from 30% in fiscal 1994. The increase in selling expenses in 1995 was related to expanded marketing and promotion efforts and the addition of new employees in the sales and customer support areas. The decline in selling expenses as a percentage of net revenues in fiscal 1995 is primarily due to increased productivity from the Company's sales and applications engineering teams and increased sales through international distributors.

  General and Administrative Expenses. General and administrative expenses increased 20% to $0.9 million in fiscal 1995, compared with $0.7 million in fiscal 1994. As a percentage of net revenues, general and administrative expenses decreased to 9% in fiscal 1995 compared with 11% in fiscal 1994. The increase in expenditures in 1995 was primarily due to incurring a full year of lease expense in the Company's new facility and investments in management infrastructure. The decrease as a percentage of net revenues is mainly related to operating leverage provided by the Company's growing revenue base.

  Research and Development Expenses. Research and development expenses increased 15% to $1.3 million in fiscal 1995 from $1.1 million in fiscal 1994. Research and development expenses as a percentage of net revenues declined to 13% in fiscal 1995 from 17% in fiscal 1994. The increase in expenditures in 1995 is mainly due to new product development programs and the necessary new employees to support these efforts. The decline as a percentage of net revenues in 1995 is the result of the Company's growing revenue base.

  Income Tax Benefit. The income tax benefit of $407,000 recorded in fiscal 1995 reflects partial recognition of the potential future tax benefits of loss carry forwards and net deductible temporary differences available to offset taxable income in future periods. No income tax expense or benefit was recorded in fiscal 1994.

 Comparison of Year Ended October 31, 1994 to Year Ended October 31, 1993

  Net Revenues. Net revenues in fiscal 1994 increased 11% to $6.6 million, compared with $5.9 million in fiscal 1993. Unit sales of the Company's machine vision systems increased to 225 in fiscal 1994 versus 186 in fiscal 1993. In fiscal 1994 net revenues increased 131% outside of North America and declined 7% in North America. The increase internationally is primarily the result of increased sales in Europe through distributors. The decline in North America in fiscal 1994 is primarily the result of unusually low first quarter order flow following a very large number of shipments in the fourth quarter of fiscal 1993.

  Gross Profit. Gross profit for fiscal 1994 increased 5% to $3.6 million, compared with $3.4 million for fiscal 1993. The gross profit as a percentage of net revenues for fiscal 1994 was 54%, compared with 57% for fiscal 1993. The decline in gross profit as a percentage of net revenues for fiscal 1994 was primarily due to start-up costs related to the introduction of the Passport and Scout product lines as well as the portion of increased expenditures related to the move to the Company's new facility in fiscal 1994 that was allocated to cost of sales.

  Selling Expenses. Selling expenses increased 25% to $2.0 million in fiscal 1994, compared with $1.6 million in fiscal 1993. As a percentage of net revenues, fiscal 1994 selling expenses increased to 30% from 27% in fiscal 1993. The increase in selling expenses in fiscal 1994 was due primarily to investments by the Company in its sales and applications engineering infrastructure.

  General and Administrative Expenses. General and administrative expenses increased 29% to $0.7 million in fiscal 1994, compared with $0.6 million in fiscal 1993. As a percentage of net revenues, general and administrative expenses increased to 11% in fiscal 1994, compared with 9% in fiscal 1993. The increase in expenditures in 1994 was primarily due to increased expenses associated with operating the Company as it continued to grow and with increased expenditures incurred in the move to its new facility during fiscal 1994.

  Research and Development Expenses. Research and development expenses increased 36% to $1.1 million in fiscal 1994 from $0.8 million in fiscal 1993. Research and development expenses as a percentage of net revenues increased to 17% in fiscal 1994 from 14% in fiscal 1993. The increase in expenditures in fiscal 1994 reflected increased personnel expenses and costs associated with the continuation of enhancements for software tools and development work on the Company's Passport and Scout product lines.

 Quarterly Comparisons

  The following table sets forth certain quarterly financial data for the first two quarters in 1996 and the four quarters in each of fiscal years 1995 and 1994, as well as certain of such information expressed as a percentage of net revenues for the same periods. This quarterly information is unaudited but has been prepared on the same basis as the annual financial statements and, in management's opinion, reflects all adjustments, consisting only of normal recurring adjustments required for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                               QUARTER ENDED
                         -------------------------------------------------------------------------------------------
                         JAN. 31,  APR. 30, JULY 31,  OCT. 31, JAN. 31, APR. 30, JULY 31, OCT. 31, JAN. 31, APR. 30,
                           1994      1994     1994      1994     1995     1995     1995     1995     1996     1996
                         --------  -------- --------  -------- -------- -------- -------- -------- -------- --------
                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net revenues............  $1,283    $1,669   $1,632    $2,004   $2,029   $1,966   $2,751   $3,004   $3,135   $3,212
Gross profit............     692       975      817     1,077    1,066    1,042    1,506    1,694    1,832    1,944
Income (loss) from
 operations.............    (142)        6     (148)       31       48       19      296      517      534      593
Net income (loss).......    (135)       16     (137)       43       56       33      315      943      557      621
Net income (loss) per
 share..................   (0.04)     0.00    (0.04)     0.01     0.02     0.01     0.09     0.25     0.15     0.16
AS A PERCENTAGE OF NET REVENUES:
Gross profit............      54%       58%      50%       54%      53%      53%      55%      56%      58%      61%
Income (loss) from
 operations.............     (11)%       0%      (9)%       2%       2%       1%      11%      17%      17%      18%
Net income (loss).......     (11)%       1%      (8)%       2%       3%       2%      11%      31%      18%      19%

  The Company has experienced quarterly fluctuations in operating results and anticipates that these fluctuations will continue. These fluctuations have been caused by various factors, including the number and timing of new product introductions and enhancements, the buying patterns of the Company's target markets, the timing of product shipments and marketing. Future operating results may fluctuate as a result of these and other factors, including the Company's ability to continue to develop innovative products, the announcement or introduction of new products by the Company's competitors, the Company's product and customer mix, the level of competition and overall trends in the economy.

  Net revenues have generally increased from quarter to quarter since the first quarter of fiscal 1994 which ended January 31, 1994. Net revenues of $1.3 million in that quarter decreased significantly from net revenues of $2.1 million for the preceding quarter ended October 31, 1993, which was the result of a very large number of orders being completed and shipped in the earlier quarter. Such fluctuations in quarter-to-quarter net revenues may occur in the future due to variations in product mix and the long selling cycle and application-specific customer requirements inherent in the end user machine vision market. Furthermore, given that the Company attempts to ship products within a relatively short time of specific product orders, quarter-to-quarter comparisons will be significantly affected by order flow and the timing and acceptance of new product introductions.

  The Company's gross profit in the quarter ended April 30, 1994 increased due to an unusually large order for the Company's Image Processor and Framegrabber board sets, which carry a higher gross margin than complete vision systems. The gross profit in the quarter ended July 31, 1994 declined due to the shipment of an order which carried a lower gross profit percentage due to an unusually high pass-through element of cost. This order consisted of equipment purchased by the Company to be integrated with the Company's machine vision system which was passed on to the customer at minimal increase in cost. The Company does not anticipate incurring similar cost of sales charges in the future. Gross profit as a percentage of net revenues has been increasing beginning with the quarter ended July 31, 1995 due to economies of scale related to increasing volume and to reduced material costs. Net income for the quarter ended October 31, 1995 includes the impact of an income tax benefit of $407,000.

LIQUIDITY AND CAPITAL RESOURCES

  Working capital increased to $5.4 million on April 30, 1996 from $4.1 million on October 31, 1995. The Company financed its increased sales in the first six months of fiscal 1996 through internally generated cash flow and existing cash and cash equivalents. Net cash provided from operating activities was $0.5 million for the six month period ended April 30, 1996. Due to the increased level of sales activity and a higher percentage of sales occurring in the last half of the second quarter ended April 30,

1996, accounts receivable increased $0.4 million during the first six months of fiscal 1996. Inventories increased $0.3 million during the first six months of fiscal 1996 due to raw material purchases to support increased sales and new product introductions. The Company used $0.3 million in cash flow in investing activities, primarily for the purchase of capital equipment. In addition, the Company generated $0.2 million from its financing activities as a result of issuances of its Common Stock upon exercise of stock options and warrants.

  Current assets increased to $6.1 million at April 30, 1996 from $4.9 million at October 31, 1995. This increase was primarily due to an increase in cash and cash equivalents to $1.7 million at April 30, 1996 from $1.2 million at October 31, 1995. Accounts receivable also increased to $3.1 million at April 30, 1996 from $2.7 million at October 31, 1995.

  The Company's current liabilities decreased to $0.7 million at April 30, 1996 from $0.8 million at October 31, 1995. This was mainly due to lower trade accounts payable.

  The Company believes that its cash flow from operations, existing cash and cash equivalents at April 30, 1996 and the net proceeds of this offering will be adequate for its foreseeable operating needs.

CERTAIN FACTORS AFFECTING FUTURE PERFORMANCE

  Although the Company has experienced significant growth in net revenues over the past five years, there can be no assurance that prior growth rates are indicative of future operating results. In addition, while the Company has directed, and intends to continue to direct, significant resources to building its sales and applications engineering capabilities, corporate infrastructure and research and product development activities, there can be no assurance that such investments will result in increased net revenues or more favorable operating margins. Future operating results may fluctuate due to factors such as demand for the Company's machine vision systems, technological change, the introduction by the Company or its competitors of new products, product enhancements or services, the acceptance by the Company's customers of such new products, product enhancements or services, demand for the products of the Company's customers, the capital spending patterns of the Company's customers, availability of components integral to the functioning of the Company's products, changes in the level of operating expenses and competitive conditions in the machine vision industry.

  The machine vision industry is highly fragmented and the Company faces competition from a number of companies in the machine vision market, some of which have greater manufacturing and marketing capabilities and greater financial, technological and personnel resources than the Company. The Company may incur significant costs in connection with its engineering research, development, marketing and customer service efforts in order to maintain or enhance its competitive position. In addition, the Company and certain of its competitors which are public companies have historically reported strong operating margins. However, while to date the Company has not experienced significant price competition, competitive pressures may in the future result in price competition among the Company and its competitors which would negatively affect operating margins in general for companies in the machine vision industry and, specifically, could materially and adversely affect the Company's financial condition and results of operations.

  The Company anticipates that international sales will continue to account for a significant portion of its net revenues. International sales are subject to a number of risks, including various regulatory requirements, political and economic changes and disruptions, transportation delays and difficulties in staffing and managing foreign sales operations and distributor relationships. In addition, fluctuations in exchange rates may render the Company's products less price competitive relative to local product offerings. These factors may, in the future, contribute to fluctuations in the Company's financial condition and results of operations. Although the Company's results of operations have not been materially adversely affected to date by these factors, the long-term impact of these factors on the Company's financial condition or results of operations, including any possible affect on the business outlook in other developing countries, cannot be predicted.

                                    BUSINESS

OVERVIEW

  PPT VISION is a leading designer, manufacturer, marketer and integrator of a complete family of machine vision systems for end user manufacturers, system integrators and machine builders. The Company's machine vision systems consist of a combination of proprietary computer software and hardware, cameras and lighting, working together to capture and analyze images of moving parts to determine the quality of manufactured parts and control manufacturing processes. PPT VISION's systems enable manufacturers to achieve 100% on-line inspection, thus achieving zero defect production, in situations where previously only random sampling or less precise human inspection was used as a means of monitoring quality. In addition to functioning as a quality control tool, PPT VISION systems provide manufacturers a window on their manufacturing processes by producing real-time statistical process control feedback. This allows manufacturers to take earlier corrective action to improve their manufacturing process.

  The Company's machine vision systems are used for a broad range of manufacturing applications, including electronic and mechanical assembly verification, verification of printed characters, packaging integrity, surface flaw detection and gauging and measurement tasks. The Company's systems are sold principally throughout North America, Europe and the Far East to various industries, including electronics, pharmaceutical, medical, automotive, consumer products and plastics. Major manufacturing end users of PPT VISION systems include AMP, Abbott Labs, Berg Electronics, Chrysler, the Delphi Electronic Division of General Motors, Imation, Johnson & Johnson, Kemet, Molex, Siemens and 3M.

  PPT VISION believes that it has a leadership position as the most vertically integrated developer of machine vision systems and solutions for a wide range of manufacturing applications. Through this approach, PPT VISION can rapidly and cost-effectively provide machine vision system solutions to a wide variety of manufacturing end users while enabling them to concentrate their engineering and manufacturing expertise on the products they manufacture. PPT VISION's library of machine vision software tools enables end users to implement machine vision solutions to a growing number of manufacturing applications quickly and cost effectively.

BACKGROUND

  A machine vision system consists of computer software and hardware, working together with cameras and lighting, to perform image analysis and image processing for automated inspection, measurement and identification functions in the manufacturing process. Commercial use of machine vision technology for manufacturing quality control began to emerge in the early 1980s. However, machine vision systems at that time were complex to program and maintain, difficult to install, limited in performance and not cost effective. Through advances in microprocessor and software technologies, these barriers have been removed, enabling machine vision to emerge as a powerful process control technology that allows manufacturers to improve quality and increase productivity.

  The machine vision market is large and highly fragmented. The AIA estimates that the North American market for machine vision systems in 1995 was approximately $900 million, with worldwide levels estimated at approximately $2.3 billion. The AIA expects this market to grow at approximately 15% per year through the year 2000. According to the AIA, over 70% of the estimated 200 companies in the North American machine vision market have less than $5 million in annual revenues. Demand for machine vision systems comes from end user manufacturers who apply these systems as an integral part of their manufacturing process, OEMs who incorporate machine vision systems into their products, systems integrators and machine builders. The AIA estimates that a substantial majority of the North American market for machine vision systems consists of sales to end user manufacturers.

  A key factor in the expansion of the machine vision market is the growth in the demand for machine vision systems in the semiconductor and electronics industries. The growth in demand for personal computers, cellular communications and other electronic devices, as well as the increase in electronic components inside other products such as consumer appliances and automobiles, is stimulating demand for electronic and semiconductor components. In an effort to rapidly ramp up manufacturing capability while at the same time introducing innovative new designs and improving quality, manufacturers of these components are increasingly turning to machine vision as a vital part of their manufacturing process.

  The growth of the end user machine vision market is also being driven by global competitive trends, which have led manufacturers worldwide to dramatically redesign manufacturing processes in order to reduce cost and increase productivity and quality. In order to meet today's manufacturing quality requirements, statistical sampling methods are insufficient and 100% on-line inspection is required. To accomplish these objectives, manufacturers are increasingly adopting machine vision solutions.

  Manufacturers are demanding expanded capabilities from machine vision systems, including faster processing capabilities and greater ease of use. Manufacturers are also demanding more comprehensive services from machine vision providers, including application engineering, technical support and training. Furthermore, manufacturers are seeking the ability to monitor trends, to better comprehend the manufacturing process and to identify problems. In addition, manufacturers are being challenged to maintain high production levels which require rapid set up times, flexibility and seamless networking with the host manufacturing control system to provide comprehensive diagnostic and process control feedback.

THE PPT VISION SOLUTION

  The Company's machine vision systems are primarily targeted at providing manufacturers with 100% on-line inspection in high speed discrete part manufacturing applications. This typically replaces older off-line random sampling techniques or human vision inspection techniques as a means of monitoring quality, thus enabling manufacturers to achieve zero defect production.

  PPT VISION's family of machine vision systems which include its proprietary VPM graphical programming software provide significant performance advantages that meet manufacturers' critical requirements. These requirements include high speed, flexibility, ease-of-use, networkability and statistical feedback, all without sacrificing performance. All PPT VISION systems are supported by the Company's focus on providing its customers with complete solutions, not just components, and a major commitment to providing its customers with value-added application engineering services.

  PPT VISION has developed products which have specific advantages in terms of speed and ease-of-use. The Company's machine vision systems are capable of operating speeds of over 12,000 parts per minute performing 100% on-line inspection. This speed is critical to successfully employing machine vision in many applications. PPT VISION also pioneered the use of an icon-based visual programming system (VPM) operating in the Microsoft(R) Windows(TM) environment. Users are able to program the Company's systems by creating a flowchart of icons linked together rather than having to write a computer program in a programming language such as C or using a complex, pull-down menu-based system. This results in lower cost and time for implementation.

  The Company is pursuing what it believes is the most fully vertically integrated business model in the machine vision industry. PPT VISION develops its own image acquisition and processing hardware, image analysis software, application specific software tools and general purpose graphical user interface. The Company also provides lighting solutions and value-added application engineering services on a direct basis to manufacturers. These capabilities enable PPT VISION to provide its customers with (i) application specific software tools (such as the Connector Tool used for inspection of fully assembled electronic connectors), (ii) complete application specific products (such as the Stampede providing high speed inspection for precision metal stamping applications), and (iii) complete custom solutions. This strategy enables PPT VISION to leverage its investment in core software and hardware architectures while providing improved service for the end user manufacturing customers. In addition, PPT VISION markets its vision systems to manufacturing system integrators and machine builders who address the end user market with unique expertise in specific vertical markets. Many system integrators and machine builders prefer to use the Company's complete vision systems, which enable them to reduce programming development time, save money and concentrate their expertise on material handling and integration issues. The Company believes that this business model gives it a decisive competitive advantage in providing cost effective, complete solutions to the end user machine vision market.

PPT VISION STRATEGY

  The Company's objective is to be a worldwide leader in the design, manufacture, marketing and integration of machine vision systems for automated manufacturing applications in the end user machine vision market. Through the successful integration of the Company's five core competencies, including image acquisition, image processing, application development software, optics and illumination and vision system integration, the Company believes it will be able to meet its objective and successfully implement its strategy.

  Key elements of the Company's strategy include:

  . Provide Complete Solutions to End Users. The Company focuses on providing complete machine vision solutions to end user manufacturers, system integrators and machine builders. PPT VISION is pursuing what it believes to be the most fully vertically integrated business model in the industry, including the design, manufacturing, marketing and integration of complete machine vision solutions. The Company believes this provides it with a competitive advantage in delivering cost effective complete vision solutions.

  . Extend Technology Leadership in Speed and Ease-of-Use. The Company is continuing to aggressively invest in next generation software and hardware architectures that will expand its lead in speed, ease-of-use and the ability to deliver cost effective complete solutions to its customers. New products currently in development will feature significant enhancements in speed, accuracy and breadth of application through new proprietary technology. Key software products will enable support for different hardware and user interfaces, as well as increasing the development speed of application specific software tools.

  . Target Expanding Markets Through Continued Development of Application
    Specific Software Tools. The Company's application specific software tools are a proven solution for a wide variety of electronic component inspection applications. In response to the worldwide expansion of the semiconductor and electronics industries, the Company is developing additional software tools for electronic component, electronics and semiconductor applications. The Company also focuses considerable effort on expanding the offerings of application specific software tools to the industries it identifies as being poised to exhibit significant growth in demand for machine vision solutions, such as pharmaceuticals, medical devices, automotive and plastics.

  . Provide a Superior Level of Value-Added Application Engineering Support.
    The Company delivers a high level of value-added application engineering support to its end user customers through its own in-house applications engineering resources. Manufacturing end users increasingly want to concentrate their engineering expertise on the products they manufacture, not on engineering machine vision systems. They are seeking complete machine vision solutions with the associated application engineering support on an on-going basis.

  . Increase International Market Presence. The Company is aggressively focusing on increasing its market share in the worldwide machine vision market. The Company believes international markets represent a significant opportunity and intends to capture a significant share of this market through investment and expansion in its international sales distribution and support infrastructure.

PRODUCTS

  PPT VISION's systems consist of proprietary software and hardware working together with cameras and lighting to capture and analyze images of parts on-line. The four key process steps in the PPT VISION solution are lighting and optics, image acquisition, image processing and outputs. In lighting and optics, cameras, lenses and lighting options are configured to capture a high-definition image of each part as it passes the camera. Image acquisition involves capturing an image at extremely high rates of speed and preparing the image for further processing. In image processing, the machine vision system measures critical part features and compares algorithmically the digital image to a preset standard that has been programmed into the system. The output function typically involves sending the results of the inspection process to the production line controller or the host manufacturing control system, as well as providing real-time process control data which can be used to improve the production process over time.

                TYPICAL PPT VISION SYSTEM CONFIGURATION EXAMPLE

   [GRAPHIC OF TYPICAL SYSTEM CONFIGURATION (INCLUDING PROCESSOR, MONITOR AND
                         SAMPLE CONVEYOR) APPEARS HERE]

  Software Operating System and Tools. All PPT VISION systems run on proprietary software in a Microsoft(R) Windows(TM) environment using the Company's VPM user interface. VPM is an icon-based, graphical language which is easy to use and extremely flexible. It allows the Company's customers to create complete inspection solutions with no training in computer programming languages. Instead of writing a computer program in a programming language such as C or using a complex, pull-down menu-based system, the vision system is set up by creating visual flowcharts. Clicking the trackball, the user graphically grabs icons (representing machine vision functions) out of system toolboxes and arranges them in the workspace on the system monitor. The icons are then connected with different colored lines to indicate execution and data flow throughout the inspection routine.

  Machine vision functions are performed by the Company's extensive set of software tools. PPT VISION has developed a library of over 40 vision tools contained in four toolboxes covering imaging, input/output ("I/O"), utility and control functions. The Company's imaging toolbox contains all system tools directly associated with image acquisition, processing and analysis. These tools provide access to all of the Company's vision algorithms, which are the vital core of all inspections performed by its vision systems. The I/O toolbox holds all the tools which permit an inspection developer to control vision system input and output options. These tools allow for system networking, data collection and application control. The tools in the utility and control toolboxes access functions such as counters, reset and display functions, math and logical operations, data collection and screen controls. These toolboxes also provide control of data flow to a variety of peripherals such as disk drives, serial ports and Microsoft(R) Visual Basic(TM) programs.

                  TYPICAL PPT VISION GRAPHICAL USER INTERFACE

     [GRAPHIC OF VPM GRAPHICAL USER INTERFACE (INCLUDES SAMPLE PROGRAM AND
                           TOOLBOXES) APPEARS HERE]

  Hardware Architecture. PPT VISION's machine vision processor includes the Company's proprietary high performance Framegrabber and Image Processor boards with a Texas Instruments DSP (digital signal processor) and high speed pipeline architecture along with an integrated PC for inspection set-up and networking and fully integrated I/O capability. All PPT VISION systems are capable of capturing full framed video images at a rate of up to 3,600 images per minute, in both strobed and shuttered modes. Most competitors are limited to capturing full frame images at 1,800 images per minute, which is the industry standard. Much higher inspection rates are achieved through the use of the Company's exclusive partial scanning technology and split-screen imaging, which enables speeds of over 12,000 parts per minute.

  PPT VISION Product Family. The Company's machine vision systems are the Passport 440, Passport 240, Scout and Stampede. Each of these systems includes a machine vision processor, a Super VGA touch-screen color display monitor and VPM.

  The Passport 440 is the Company's top of the line product, designed to operate with up to four asynchronously functioning cameras for multiple inspection views and complex imaging tasks. The Passport 240 has all of the basic capabilities of the Passport 440 in a two-camera model. Both systems are housed in industrially rugged enclosures and are capable of operating at speeds of over 12,000 inspections per minute. These systems are widely used in the electronic connector, metal stamping and automotive components industries that demand speed, accuracy and flexibility while maintaining industrial ruggedness.

  The Scout is a cost-effective machine vision system designed for industrial applications that do not require rugged enclosures. It is packaged in a non-industrial desktop style enclosure and is capable of running two cameras with similar speed and power to the Passport 240.

  The Stampede is a turnkey inspection system specifically designed for the precision stamping industry. The system includes a Passport vision processor, mechanical fixturing, precision camera optics and lighting integrated on a mobile platform.

  In addition, the Company sells a broad range of peripheral services and components, including applications engineering, installation and training services, customer lighting solutions, fixturing, cameras, cabling and various software options.

MARKETS AND CUSTOMERS

  The Company sells its products to a broad range of industries, including manufacturers of electronic components, pharmaceuticals, medical devices, automotive components, consumer products and plastics. As of April 30, 1996, the Company had sold 1,337 machine vision systems to over 200 customers, since inception. In the area of electronic components, eight of the ten largest electronic connector manufacturers in the world have purchased PPT VISION systems. These companies are included in the list shown below.

  The following is a representative list of end users of the Company's products.

AMP                          ITT Cannon                   Philips
Abbott Labs                  Imation                      Reynolds Metals
Akso                         I-Stat                       Siemens
Allied Signal                JST                          Sumitomo
Augat                        Japan Aviation Electronics   Suzuki
Berg Electronics             Johnson & Johnson            Syntex
Chrysler                     Kemet                        Thomas & Betts
Framatome                    Molex                        3M
Ford                         Motorola                     Toshiba
GM-Delphi Division           Novo Nordisk                 United Technologies
Hewlett Packard              Philip Morris                Vishay

  In each of the past several years, the Company has had one or more customers that have accounted for ten percent or more of the Company's net revenues. During the fiscal year ended October 31, 1995, sales to one customer, Simac Masic B.V., a European distributor for the Company, represented 17% of net revenues. In addition, direct sales to AMP, Inc. represented 10% of net revenues for fiscal 1995. The Company also realizes substantial additional sales to AMP, Inc. indirectly through other channels, including systems integrators, machine builders and international distributors.

SALES, MARKETING AND CUSTOMER SUPPORT

  The Company sells its products primarily on a direct basis in the United States to end users, system integrators and machine builders. Outside the United States, the Company sells primarily through a network of five distributors covering Europe, Singapore, Taiwan, Korea and Japan. The Company markets its products through appearances at industry trade shows, advertising in industry journals, articles published in industry and technical journals and through direct-selling in specific vertical markets. In addition, the Company's strong customer relationships serve as valuable references.

  The Company focuses on delivering a high level of value-added applications engineering support to its end user customers through its own in-house applications engineering resources. The Company also provides extensive training opportunities for its customers, either at the Company's facilities or on-site at the customer's facilities.

  The Company's sales and applications engineering departments are structured along a team concept, with each team having dedicated sales and applications engineering resources. The Company believes this team approach provides it with increased flexibility in responding to customers' needs.

  The following table sets forth the percentage of the Company's net revenues (including sales delivered through international distributors) by geographic location during the past three years:

                                                    YEAR ENDED
                                                   OCTOBER 31,     SIX MONTHS
                                                  -------------- ENDED APRIL 30,
                                                  1993 1994 1995      1996
                                                  ---- ---- ---- ---------------
      North America.............................. 87%  73%  67%        66%
      Europe..................................... 10%  24%  21%        18%
      Far East...................................  3%   3%  12%        16%

  Substantially all of the Company's export sales are negotiated, invoiced and paid in United States dollars.

BACKLOG

  The Company does not believe backlog is a key indicator of future revenues in the end user machine vision market. PPT VISION products are typically shipped within 30 days after receipt of an order. The Company believes that maintaining as short a time as practical for delivery is a competitive advantage in the end user machine vision market. The nature of the end user machine vision market is that customers do not normally place orders for large multiples of units with scheduled deliveries over many months. Rather, end user machine vision addresses a specific application or problem at a specific manufacturing site. In this environment the Company focuses considerable attention on managing the sales pipeline to ensure that sales targets are achieved. However, the Company has received orders from certain customers with deliveries scheduled throughout fiscal 1996. Product backlog was $2.2 million at April 30, 1996, of which approximately $1.0 million is deliverable in the third quarter of fiscal 1996, as compared with $0.8 million at April 30, 1995, of which $0.7 million was deliverable in the third quarter of fiscal 1995.

RESEARCH AND PRODUCT DEVELOPMENT

  PPT VISION's products are distinguished by the Company's proprietary technology and its significant commitment to research and product development efforts. The Company's research and product development efforts are focused on its five core competencies, including image acquisition, imaging processing, application development software, optics and illumination and vision system integration. The Company believes that the integration of these core competencies is essential to achieving long term success in the machine vision market. The Company's five core competencies can be described as follows:

    Image Acquisition. This refers to the means and methods by which an image is captured, stored, and then made available for subsequent processing and display. Image acquisition combines the disciplines of photo-optics and electrical engineering.

    Imaging Processing. This refers to the means and methods whereby an image is analyzed or enhanced to produce some desired information, measurements or results. Image processing combines the disciplines of software engineering, mathematics, algorithm development and electrical engineering to implement efficient solutions to computationally complex problems. Typical image processing tasks include real-time inspection, guidance, gauging and recognition.

    Application Development Software. This refers to the means and methods whereby a machine vision system is configured and controlled. The development and support of applications development software requires expertise in the disciplines of object-oriented programming, graphical programming environments, man-machine interfaces, device drivers and general software engineering.

    Optics and Illumination. This refers to the means and methods by which a scene is illuminated and optically presented to an input device such as a video camera. Special optics and illumination techniques are often used to reveal features in an image which would otherwise go undetected or to optimize an image for subsequent processing. Strobed illumination is often used to "freeze" the motion of continuously moving parts. Optics and illumination draw on skills from the disciplines of physics, mechanical engineering and electrical engineering.

    Vision System Integration. This refers to the means and methods whereby a machine vision system is interfaced to and combined with other factory automation equipment for purposes of creating a complete solution for the customer. This may include material handling for part presentation, mechanical fixturing for mounting camera and lighting components, networking and programmable controllers for process control and reject mechanisms for ejection of defective parts.

Various configurations of the Company's products include proprietary design work performed by the Company's employees in each of these five areas.

  PPT VISION believes that continued and timely development of new products and enhancements to existing product characteristics is essential to maintaining its competitive position. The Company has committed and expects to continue to commit substantial resources to its research and development effort, which plays a significant role in maintaining and advancing its position as a leading provider of complete machine vision systems. The Company's current research and development efforts are directed to increasing performance in image acquisition, image processing and application development software, which could produce systems with greater speed attributes while also providing end users with more expanded software tools. New products currently in development will feature significant enhancements in speed, accuracy and robustness through new proprietary technology. Key software products will enable support for different hardware and user interfaces, as well as increasing the development speed of application specific software tools. The Company also intends to expand its offerings of application specific software tools to the industries it identifies as being poised to exhibit significant growth in demand for machine vision solutions, such as the electronics, semiconductor, pharmaceutical, medical, automotive, consumer products and plastics markets.

  Research and development expenditures were $0.8 million, $1.1 million, $1.3 million and $0.9 million during the fiscal years ended October 31, 1993, 1994, and 1995, and during the six month period ended April 30, 1996, respectively.

MANUFACTURING

  The Company assembles, configures and tests its products at its suburban Minneapolis facility. The Company's printed circuit boards are custom built by several manufacturers. Most of the components used in the Company's machine vision systems are available off-the-shelf. However, some components are available from only a single supplier or from a limited number of suppliers. The Company typically purchases inventory and builds products in response to quarterly sales forecasts, enabling it to ship products within 30 days after receipt of an order.

  Much of the Company's product manufacturing, consisting primarily of circuit board manufacturing and assembly and machined parts production, is contracted with outside vendors. Company personnel inspect incoming parts and perform final assembly and testing of finished products. The Company believes that its outsourcing strategy enables it to employ its resources on the key core competency areas from which it derives its competitive advantages.

COMPETITION

  The machine vision industry is highly fragmented. Recent data provided by the AIA show that there were approximately 200 machine vision companies in North America in 1995, of which over 70% had revenues of less than $5 million. Currently, no competitor holds a significant aggregate market share percentage, although some dominate individual niches within the overall machine vision industry. The Company believes that over the next several years, the industry will experience a continuing trend toward consolidation. However, given the application specific nature of the industry, the Company also believes that the machine vision industry will continue to have a relatively large number of competitors.

  Although the Company believes that its products are unique, competitors offer technologies and systems that are capable of certain of the functions performed by the Company's products. The Company faces competition from a number of companies in the machine vision market, some of which have greater manufacturing and marketing capabilities and greater financial, technological and personnel resources. Certain competitors in this market include the machine vision group of Allen Bradley, the Acuity Imaging division of Robotic Vision Systems, Inc. and Cognex Corporation.

  Although the Company believes that its current products offer several advantages in terms of speed and ease-of-use and although the Company has attempted to protect the proprietary nature of such products, it is possible that any of the Company's products could be duplicated by other companies in the same general market. There can be no assurances that the Company would be able to compete with similar products produced by a competitor.

PATENTS AND TRADEMARKS

  The Company relies on a combination of patent, copyright, trademark and trade secret laws to establish its proprietary rights in its products. The Company has applied for foreign and domestic patents with respect to several key technologies. One United States patent application has been allowed. Although the Company believes that its patents may have been useful in protecting its proprietary products and may be useful in protecting potential future products, the Company also believes its ability to efficiently develop and sell high performance, cost-effective vision systems on a timely basis, whether patented or not, is more crucial to the Company's future success. The Company requires each of its employees to enter into standard agreements pursuant to which the employee agrees to keep confidential all proprietary information of the Company and to assign to the Company all rights in any proprietary information or technology made or contributed by the employee during his or her employment or made thereafter as a result of any inventions conceived or work done during such employment. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's products or technology without authorization or to develop similar technology independently. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain foreign countries.

  The Company has obtained United States federal registration of its "PPT VISION" trademark and has pending registrations for its "Passport" and "Scout" trademarks. The Company intends to file for federal registration of additional trademarks in the future. Although no assurance can be given as to the strength or scope of the Company's trademarks, the Company believes that its trademarks have been and will be useful in developing and protecting market recognition for its products.

EMPLOYEES

  As of April 30, 1996, the Company had 61 employees, including 22 employees in research and development, 20 in sales and marketing, 14 in manufacturing and 5 in finance and administration. To date, the Company has been successful in attracting and retaining qualified technical personnel, although there can be no assurance that this success will continue. None of the Company's employees are covered by collective bargaining agreements or are members of a union. The Company has never experienced a work stoppage and believes that its relations with its employees are excellent.

PROPERTIES

  The Company leases approximately 28,400 square feet of office and manufacturing space in suburban Minneapolis pursuant to a seven year lease entered into in March 1994. The Company believes that its facilities are adequate for its current operations and that additional space will be available for expansion, if necessary.

LEGAL PROCEEDINGS

  From time to time the Company may be involved in litigation relating to claims arising from its operations in the normal course of business. The Company is not a party to any pending legal proceedings as of the date of this Prospectus.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company are as follows:

NAME                            AGE POSITION
- ----                            --- --------
Joseph C. Christenson..........  37 President, Director
Thomas R. Northenscold.........  38 Chief Financial Officer
Larry G. Paulson...............  45 Vice President of Research and Development,
                                     Secretary, Director
Arye Malek.....................  40 Vice President of Marketing
Bruce C. Huber(1)(2)...........  48 Director
David C. Malmberg(1)(2)........  53 Director
P. R. Peterson(1)(2)...........  61 Director

- --------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

  Joseph C. Christenson has been President of the Company since January 1989 and a director since December 1987. Prior to being elected President of the Company, he had been its Chief Operating Officer and Chief Financial Officer from December 1987 to December 1988, General Manager and Chief Financial Officer from August 1986 to November 1987, and financial analyst and marketing manager since joining the Company in May 1985. Mr. Christenson has a Masters in Business Administration from the University of Michigan and a Bachelor of Arts degree from St. Olaf College.

  Thomas R. Northenscold has been Chief Financial Officer of the Company since February 1995. Prior to that, he had been the Senior Vice President of Operations in the City Directory Division of R.L. Polk and Company, a directory publishing company, from April 1992 to April 1994. Mr. Northenscold was previously employed at Cardiac Pacemakers, Inc., a medical device company, in several finance and operations positions from June 1985 to April 1992. He has a Masters in Business Administration in finance from the University of Michigan and a Bachelor of Science degree from Mankato State University.

  Larry G. Paulson was a co-founder of the Company and has been Vice President of Research and Development, Secretary and a director of the Company since December 1981. Mr. Paulson is also a Registered Professional Engineer and holds Bachelors and Masters Degrees in Science from the University of Minnesota.

  Arye Malek has been the Vice President of Marketing of the Company since May 1996. He joined the Company in May 1990 as a Senior Account Manager and became Director of International Operations in November 1992. Mr. Malek holds a Bachelor of Science Degree from the University of Minnesota.

  Bruce C. Huber is a Managing Director and the Director of Equity Capital Markets at Piper Jaffray Inc., a full service investment bank based in Minneapolis, Minnesota. Mr. Huber has been a director of the Company since September 1985. Mr. Huber is also a director of Computer Petroleum Corporation.

  David C. Malmberg has been the President of David C. Malmberg, Inc., a consulting and investment management firm, since May 1994. Prior to that time, he served in various capacities with National Computer Systems, Inc., a global data collection services and systems company, including Vice Chairman and President. Mr. Malmberg is Chairman of the Board of National City Bank Corporation in Minneapolis, Minnesota and serves as a director of Three Five Systems, Inc. Mr. Malmberg began serving as a director of the Company in May 1994.

  P. R. Peterson is the Secretary and a director of Electro-Sensors, Inc., a manufacturer of machine control systems. Mr. Peterson is also a director of Applied Biometrics, Inc. Mr. Peterson is also President of P.R. Peterson Co., Inc., a venture capital firm, and has been active in the venture capital business for over 20 years. Mr. Peterson served as a director from the Company's inception in 1982 to 1985. He was again elected a director of the Company in December 1988 and continues to serve in that capacity.

                             PRINCIPAL SHAREHOLDERS

  The following table sets forth, as of April 30, 1996, the number of shares of the Company's Common Stock beneficially owned (i) by each director, (ii) by each person known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock and (iii) by all officers and directors as a group. Unless otherwise indicated, each person has sole voting and dispositive power over such shares.

                                                                PERCENTAGE OF
                                                                 OUTSTANDING
                                                    NUMBER         SHARES
                                                  OF SHARES   -----------------
NAME OF BENEFICIAL                               BENEFICIALLY  BEFORE   AFTER
OWNER                                              OWNED(1)   OFFERING OFFERING
- ------------------                               ------------ -------- --------
P. R. Peterson(2)...............................    930,757    25.2%    17.6%
 ESI Investment Co.
 6111 Blue Circle Drive
 Minnetonka, MN 55343
Bruce C. Huber..................................    118,444     3.2%     2.2%
Larry G. Paulson................................     95,119     2.6%     1.8%
Joseph C. Christenson...........................     80,077     2.2%     1.5%
David C. Malmberg...............................     12,450      *        *
All Officers and Directors
 as a group (7 persons).........................  1,274,566    33.9%    23.8%

- --------
(1) The table excludes shares purchasable pursuant to the Company's 1995 Employee Stock Purchase Plan. The table includes options under the Company's 1988 Stock Option Plan exercisable within 60 days of April 30, 1996 in the following amounts: Mr. Peterson, 15,225 shares; Mr. Huber, 15,450 shares; Mr. Malmberg, 6,000 shares; Mr. Paulson, 16,414 shares; Mr. Christenson, 15,750 shares; and all officers and directors as a group, 76,864 shares.
(2) ESI Investment Co. is the record owner of 549,084 shares of Common Stock. Mr. Peterson is a controlling shareholder of Electro-Sensors, Inc., the parent company of ESI Investment Co. Mr. Peterson also owns 161,148 shares of Common Stock individually and controls 112,750 shares as trustee of the
    P. R. Peterson Co. Profit Sharing Trust. He is also a one-third owner of Peterson Brothers Securities Company which owns 92,550 shares of Common Stock in its investment account.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

  The Company's Articles of Incorporation authorize the issuance of up to 10,000,000 shares of Common Stock, $.10 par value, and up to 10,000,000 shares of Preferred Stock, no par value. As of April 30, 1996, 3,679,717 shares of Common Stock were issued and outstanding and no shares of Preferred Stock were issued and outstanding.

COMMON STOCK

  Holders of Common Stock are entitled to one vote per share. There is no cumulative voting for directors, and holders of Common Stock have no conversion rights and no preemptive or other rights to subscribe for additional securities. Upon liquidation or dissolution, the holders of Common Stock will be entitled to share ratably in all assets available for distribution after the payment or provision for payment of all debts and liabilities and subject to the rights of the holders of Preferred Stock which may be outstanding. Each share of Common Stock is entitled to such dividends as may from time to time be declared by the Board of Directors out of funds legally available therefor. The shares of Common Stock are traded on the Nasdaq National Market under the symbol "PPTV." The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, fully paid and nonassessable.

PREFERRED STOCK

  The Board of Directors of the Company is authorized, without further shareholder action, to issue Preferred Stock in one or more classes or series and to fix the voting power, dividend, redemption rights or privileges, rights on liquidation or dissolution, conversion rights and privileges, sinking or purchase fund rights, and other preferences, privileges and restrictions, of such classes or series.

  The voting and other rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock.

OUTSTANDING STOCK OPTIONS

  As of April 30, 1996, the Company had outstanding options to acquire 235,299 shares of Common Stock awarded pursuant to option plans maintained by the Company. Of this amount, options to purchase 193,936 shares are currently exercisable at exercise prices ranging from $1.00 to $11.33 per share. The Company had reserved as of April 30, 1996 an additional 136,470 shares for future grants under its 1988 Stock Option Plan.

  The Compensation Committee of the Board of Directors intends to grant options under the 1988 Stock Option Plan to purchase up to an aggregate of 110,000 shares of Common Stock in varying amounts to each of the Company's employees, effective upon consummation of this offering, at an exercise price equal to the Price to Public set forth on the cover page of this Prospectus.

ANTI-TAKEOVER PROVISIONS OF MINNESOTA BUSINESS CORPORATION ACT

  Section 302A.671 of the Minnesota Business Corporation Act provides that, unless the acquisition of certain new percentages of voting control of the Company (in excess of 20%, 33 1/3% or 50%) by an existing shareholder or other person is approved by a majority of the shareholders of the Company other than the acquirer (if already a shareholder), the shares acquired above such new percentage level of voting control will not be entitled to voting rights. The Company is required to hold a special shareholders' meeting to vote on any such acquisition within 55 days after the delivery to the Company by the acquirer of an information statement describing, among other things, the acquirer and any plans of the acquirer to liquidate or dissolve the Company and copies of definitive financing agreements for any financing of the acquisition not to be provided by funds of the acquirer. If any acquirer does not submit an information statement to the Company within 10 days after acquiring shares representing a new threshold percentage of voting control of the Company, or if the disinterested shareholders vote not to approve such an acquisition, the Company may redeem the shares so acquired by the acquirer at their market value. Section 302A.671 generally does not apply to a cash offer to purchase all shares of voting stock of the issuing corporation if such offer has been approved by a majority vote of disinterested board members of the issuing corporation.

  Section 302A.673 of the Minnesota Business Corporation Act restricts certain transactions between the Company and a shareholder who becomes the beneficial holder of 10% or more of the Company's outstanding voting stock (an "interested shareholder") unless a majority of the disinterested directors of the Company have approved, prior to the date on which the shareholder acquired a 10% interest, either the business combination transaction suggested by such a shareholder or the acquisition of shares that made such a shareholder a statutory interested shareholder. If such prior approval is not obtained, the statute imposes a four-year prohibition from the interested shareholder's share acquisition date on mergers, sales of substantial assets, loans, substantial issuances of stock and various other transactions involving the Company and the statutory interested shareholder or its affiliates.

  In the event of certain tender offers for stock of the Company, Section 302A.675 of the Minnesota Business Corporation Act precludes the tender offeror from acquiring additional shares of stock (including acquisitions pursuant to mergers, consolidations or statutory share exchanges) within two years following the completion of such an offer unless the selling shareholders are given the opportunity to sell the shares on terms that are substantially equivalent to those contained in the earlier tender offer. The Section does not apply if a committee of the Board consisting of all of its disinterested directors (excluding present and former officers of the corporation) approves the subsequent acquisition before shares are acquired pursuant to the earlier tender offer.

  These statutory provisions could also have the effect in certain circumstances of delaying or preventing a change in the control of the Company.

TRANSFER AGENT

  The transfer agent for the Company's Common Stock is Norwest Bank Minnesota, N.A.

                                  UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement (a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part), the Underwriters named below (the "Underwriters") through their representatives, Alex. Brown & Sons Incorporated and Piper Jaffray Inc. (the "Representatives"), have severally agreed to purchase from the Company the following number of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus.

                                                                      NUMBER OF
               UNDERWRITER                                             SHARES
               -----------                                            ---------
      Alex. Brown & Sons Incorporated................................
      Piper Jaffray Inc..............................................
                                                                      ---------
          Total...................................................... 1,600,000
                                                                      =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

  The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of
$      per share. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $      per share to certain other dealers. After
the offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

  The Company has granted to the Underwriters an option, exercisable not later than 30 days from the date of this Prospectus, to purchase up to 240,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 1,600,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 1,600,000 shares are being offered.

  The Underwriting Agreement contains covenants of indemnity and contribution between the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

  The Company, its officers and directors, and ESI Investment Co. and P. R. Peterson Profit Sharing Trust, which are controlled by P. R. Peterson, a director of the Company, have agreed not to offer, sell or otherwise dispose of any additional shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated, except that the Company may issue, and grant options to purchase, shares of Common Stock under its existing stock plans.

  The rules of the Securities and Exchange Commission (the "Commission") generally prohibit the Underwriters and other members of the selling group, if any, from making a market in the Company's Common Stock during the "cooling-off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted an exemption from these rules that permits passive market making under certain conditions. These rules permit an Underwriter or other member of the selling group, if any, to continue to make a market in the Company's Common Stock subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters and other members of the selling group, if any, may engage in passive market making in the Company's Common Stock during the cooling-off period.

  Bruce C. Huber is a Managing Director and the Director of Equity Capital Markets at Piper Jaffray Inc., one of the Representatives of the Underwriters. Mr. Huber is a Director of the Company.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby and certain other legal matters will be passed upon for the Company by Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota and certain legal matters will be passed upon for the Underwriters by Piper & Marbury L.L.P., New York, New York.

                                    EXPERTS

  The financial statements of the Company as of October 31, 1994 and 1995 and for each of the three years in the period ended October 31, 1995 included and incorporated by reference in this Prospectus and in the Registration Statement have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is quoted on the National Market System of the National Association of Securities Dealers Automated Quotations System ("Nasdaq"), and such reports, proxy statements and other information regarding the Company can be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the Commission a Registration Statement on Form S-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to such Registration Statement, copies of which may be inspected in the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and copies of which may be obtained from the Commission upon payment of the prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated into this Prospectus by reference:

    (a) the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1995 (which incorporates by reference certain portions of the Company's definitive Proxy Statement for the Company's 1996 Annual Meeting of Shareholders);

    (b) the Company's Quarterly Reports on Form 10-Q for the quarters ended January 31, 1996 and April 30, 1996; and

    (c) the Company's Current Report on Form 8-K filed with the Commission on December 19, 1995.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to Thomas R. Northenscold, Chief Financial Officer, PPT Vision, Inc., 10321 West 70th Street, Eden Prairie, Minnesota 55344. Telephone requests may be directed to Thomas R. Northenscold at (612) 996-9500.

                                PPT VISION, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
Report of Independent Accountants........................................ F-2
Income Statements for the Years Ended October 31, 1993, 1994 and 1995
 (audited) and for the six months ended April 30, 1995 and 1996
 (unaudited)............................................................. F-3
Balance Sheets as of October 31, 1994 and 1995 (audited) and April 30,
 1996 (unaudited)........................................................ F-4
Statements of Cash Flows for the Years Ended October 31, 1993, 1994 and
 1995 (audited) and for the six months ended April 30, 1995 and 1996
 (unaudited)............................................................. F-5
Statements of Shareholders' Equity for the Years Ended October 31, 1993,
 1994 and 1995 (audited) and for the six months ended April 30, 1995 and
 1996 (unaudited)........................................................ F-6
Notes to Financial Statements............................................ F-7

To the Board of Directors and
 Shareholders of PPT Vision, Inc.

  In our opinion, the accompanying balance sheet and the related statements of income, of cash flows and of shareholders' equity present fairly, in all material respects, the financial position of PPT Vision, Inc. at October 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three fiscal years in the period ended October 31, 1995 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          PRICE WATERHOUSE LLP

Minneapolis, Minnesota
November 22, 1995 except as to Note 12,
which is as of April 5, 1996

                                PPT VISION, INC.

                               INCOME STATEMENTS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  SIX MONTHS
                                          YEAR ENDED OCTOBER      ENDED APRIL
                                                 31,                  30,
                                         ----------------------  --------------
                                          1993    1994    1995    1995    1996
                                         ------  ------  ------  ------  ------
                                                                  (UNAUDITED)
Net revenues............................ $5,935  $6,587  $9,750  $3,995  $6,347
Cost of sales...........................  2,539   3,026   4,442   1,887   2,571
                                         ------  ------  ------  ------  ------
    Gross profit........................  3,396   3,561   5,308   2,108   3,776
                                         ------  ------  ------  ------  ------
Expenses:
  Selling...............................  1,576   1,970   2,279   1,075   1,231
  General and administrative............    550     711     851     359     530
  Research and development..............    831   1,133   1,299     608     888
                                         ------  ------  ------  ------  ------
    Total expenses......................  2,957   3,814   4,429   2,042   2,649
                                         ------  ------  ------  ------  ------
Income (loss) from operations...........    439    (253)    879      66   1,127
Interest income.........................     14      39      61      24      44
Interest expense........................    --      --       (2)     (1)     (1)
Other income (expense)..................    (18)      1       2     --        8
                                         ------  ------  ------  ------  ------
Other income (loss) before taxes........    435    (213)    940      89   1,178
Income tax benefit......................    --      --      407     --      --
                                         ------  ------  ------  ------  ------
    Net income (loss)................... $  435  $ (213) $1,347  $   89  $1,178
                                         ======  ======  ======  ======  ======
Per share data:
  Net income (loss) per share........... $ 0.13  $(0.06) $ 0.37  $ 0.03  $ 0.31
                                         ======  ======  ======  ======  ======
  Weighted average common
   shares outstanding...................  3,236   3,455   3,650   3,497   3,825
                                         ======  ======  ======  ======  ======


    The accompanying notes are an integral part of the financial statements

                                PPT VISION, INC.

                                 BALANCE SHEETS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                     OCTOBER 31,
                                                    --------------  APRIL 30,
                                                     1994    1995      1996
                                                    ------  ------  ----------
                                                                    (UNAUDITED)
ASSETS
Current assets
  Cash and cash equivalents........................ $1,092  $1,235    $1,651
  Accounts receivable, net.........................  1,938   2,687     3,060
  Inventories......................................    785     943     1,231
  Other current assets.............................     40      47       112
                                                    ------  ------    ------
    Total current assets...........................  3,855   4,912     6,054
Restricted cash....................................    213     213       213
Fixed assets, net..................................    316     501       653
Other assets, net..................................     65      65        77
Deferred income taxes..............................            407       407
                                                    ------  ------    ------
    Total assets................................... $4,449  $6,098    $7,404
                                                    ======  ======    ======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable................................. $  462  $  564    $  462
  Commissions payable..............................     43      55        54
  Accrued expenses.................................     97     162       186
                                                    ------  ------    ------
    Total current liabilities......................    602     781       702
Commitments and contingencies
  Deferred rent....................................    128     172       172
Shareholders' equity
  Preferred Stock: authorized 10,000,000 shares;
   issued and outstanding 87,499, 0 and 0..........    256     --        --
  Common Stock $.10 par value; authorized
   10,000,000 shares;
   issued and outstanding 3,440,485, 3,578,704 and
   3,679,717.......................................    344     358       368
  Capital in excess of par value................... 11,347  11,668    11,865
  Accumulated (deficit)............................ (8,228) (6,881)   (5,703)
                                                    ------  ------    ------
    Total shareholders' equity.....................  3,719   5,145     6,530
                                                    ------  ------    ------
    Total liabilities and shareholders' equity..... $4,449  $6,098    $7,404
                                                    ======  ======    ======

    The accompanying notes are an integral part of the financial statements

                                PPT VISION, INC.

                            STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                 SIX MONTHS
                                         YEAR ENDED OCTOBER      ENDED APRIL
                                                 31,                 30,
                                         ---------------------  --------------
                                         1993    1994    1995    1995    1996
                                         -----  ------  ------  ------  ------
                                                                 (UNAUDITED)
Net income (loss)....................... $ 435  $ (213) $1,347  $   89  $1,178
Adjustment to reconcile net income
 (loss)
 to net cash provided by operating
 activities:
  Depreciation and amortization.........   115     131     164      66     114
  Deferred rent.........................   --      128      44      32       1
  Deferred income tax benefit...........   --      --     (407)    --      --
Change in assets and liabilities:
  Accounts receivable...................  (889)    (72)   (749)    (63)   (373)
  Inventories...........................  (188)      9    (158)    (96)   (288)
  Other assets..........................    16       5      (7)      4     (64)
  Restricted cash.......................   --     (213)    --      --      --
  Accounts payable......................    29      31     102      22    (103)
  Commissions payable...................    30      (6)     12      10     --
  Accrued expenses......................    26     (44)     65     (10)     24
                                         -----  ------  ------  ------  ------
    Total adjustments...................  (861)    (31)   (934)    (35)   (689)
                                         -----  ------  ------  ------  ------
Net cash provided (used) by operating
 activities.............................  (426)   (244)    413      54     489
Cash flows from investing activities:
  Purchase of fixed assets..............   (84)   (194)   (349)   (122)   (279)
                                         -----  ------  ------  ------  ------
Net cash used by investing activities...   (84)   (194)   (349)   (122)   (279)
Cash flows from financing activities:
  Proceeds from issuance of common
   stock................................ 1,116     548      79      24     206
                                         -----  ------  ------  ------  ------
Net cash provided by financing
 activities............................. 1,116     548      79      24     206
                                         -----  ------  ------  ------  ------
Net increase in cash and cash
 equivalents............................   606     110     143     (44)    416
Cash and cash equivalents at beginning
 of year................................   376     982   1,092   1,092   1,235
                                         -----  ------  ------  ------  ------
Cash and cash equivalents at end of
 period................................. $ 982  $1,092  $1,235  $1,048  $1,651
                                         =====  ======  ======  ======  ======


    The accompanying notes are an integral part of the financial statements

                                PPT VISION, INC.

                       STATEMENT OF SHAREHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)

                                          CAPITAL IN
                          COMMON   COMMON EXCESS OF  PREFERRED PREFERRED ACCUMULATED
                          SHARES   STOCK  PAR VALUE   SHARES     STOCK    (DEFICIT)
                         --------- ------ ---------- --------- --------- -----------
October 31, 1992........ 2,631,505  $263   $ 9,545    162,499    $475      $(8,450)
  Stock issued through
   the exercise of stock
   options..............    33,099     3        14
  Stock issued through
   the employee stock
   purchase plan........    21,843     2        44
  Stock issued through
   conversion of
   preferred shares.....    42,856     4       191    (66,667)   (195)
  Stock issued through
   private placement
   (net of issue costs).   495,000    50     1,002
  Net income............                                                       435
                         ---------  ----   -------    -------    ----      -------
October 31, 1993........ 3,224,303   322    10,796     95,832     280       (8,015)
  Stock issued through
   the
   exercise of stock
   options..............    64,743     6        32
  Stock issued through
   the
   employee stock
   purchase plan........    26,082     3        68
  Stock issued through
   conversion of
   preferred shares.....     5,357     1        24     (8,333)    (24)
  Stock issued through
   private placement
   (net of issue costs).   120,000    12       427
  Net Loss..............                                                      (213)
                         ---------  ----   -------    -------    ----      -------
October 31, 1994........ 3,440,485   344    11,347     87,499     256       (8,228)
  Stock issued through
   the
   exercise of stock
   options..............    65,370     6        37
  Stock issued through
   the
   employee stock
   purchase plan........    16,599     2        35
  Stock issued through
   conversion of
   preferred shares.....    56,250     6       249    (87,499)   (256)
  Net income............                                                     1,347
                         ---------  ----   -------    -------    ----      -------
October 31, 1995........ 3,578,704   358    11,668          0       0       (6,881)
  Stock issued through
   the
   exercise of stock
   options..............    51,513     5        77
  Stock issued through
   the
   exercise of warrants.    49,500     5       120
  Net income............                                                     1,178
                         ---------  ----   -------    -------    ----      -------
  April 30, 1996
   (unaudited).......... 3,679,717  $368   $11,865          0       0      $(5,703)
                         =========  ====   =======    =======    ====      =======

                                PPT VISION, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1: ORGANIZATION AND OPERATIONS

  The Company designs, manufactures, markets and integrates machine vision based automated inspection systems. The systems are used to improve productivity and quality by automating inspection tasks in manufacturing applications such as assembly verification, flaw detection, character verification or measurement tasks.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTS RECEIVABLE

  Accounts receivable are shown net of allowance for doubtful accounts of $35,000 at October 31, 1995, and $55,000 at October 31, 1994.

INVENTORIES

  Inventories are stated at the lower of cost or market, with costs determined on a first-in, first-out (FIFO) basis. As of October 31, 1994 and 1995, and April 30, 1996 inventories consist of the following:

                                                      YEAR ENDED     SIX MONTHS
                                                      OCTOBER 31,      ENDED
                                                   ----------------- APRIL 30,
                                                     1994     1995      1996
                                                   -------- -------- ----------
                                                                     (UNAUDITED)
      Manufactured and purchased parts............ $493,567 $680,919 $1,044,263
      Work-in-process.............................  230,924  214,410    114,389
      Finished goods..............................   60,113   47,532     72,104
                                                   -------- -------- ----------
          Totals.................................. $784,604 $942,861 $1,230,756
                                                   ======== ======== ==========

OTHER ASSETS

  Other assets at October 31, 1994 and 1995 consist of the following:

                                                                 YEAR ENDED
                                                                 OCTOBER 31,
                                                               ----------------
                                                                1994     1995
                                                               -------  -------
      Patent and trademark.................................... $63,307  $70,515
      Security deposits.......................................   7,187      192
      Investment in related party.............................  52,500   52,500
                                                               -------  -------
                                                               122,994  123,207
      Less accumulated amortization........................... (57,565) (58,859)
                                                               -------  -------
          Total other assets.................................. $65,429  $64,348
                                                               =======  =======

  The investment in a related party represents common stock the Company intends to hold as an investment and is recorded at cost. During 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS). No. 115 requires certain investments in debt and equity securities to be recorded at fair market value. No adjustment to market value was recorded as of October 31, 1994 and 1995 as the difference was not material. Patent and trademark costs are amortized over 60 months.

                                PPT VISION, INC.

FIXED ASSETS

  Fixed assets consist of furniture, fixtures and equipment, and are stated at cost net of accumulated depreciation. Depreciation is computed for book purposes on a straight-line basis over the estimated useful life of the asset and for tax purposes over five and ten years using accelerated and straight-line methods. At October 31, 1994 and 1995 furniture, fixtures and equipment consisted of the following:

                                                       YEAR ENDED OCTOBER 31,
                                                       ------------------------
                                                          1994         1995
                                                       -----------  -----------
      Equipment....................................... $ 1,412,187  $ 1,743,291
      Furniture and fixtures..........................     231,584      234,967
                                                       -----------  -----------
                                                         1,643,771    1,978,258
      Less accumulated amortization...................  (1,327,838)  (1,477,173)
                                                       -----------  -----------
          Total fixed assets.......................... $   315,933  $   501,085
                                                       ===========  ===========

REVENUE RECOGNITION

  The Company records sales revenue based on shipment to the customer.

RESEARCH AND DEVELOPMENT

  Expenditures for research and development are expensed as incurred.

INCOME TAXES

  Income taxes are provided on the liability method. Under the liability method, deferred income taxes are provided on the difference in basis of assets and liabilities between financial reporting and tax returns using expected tax rates.

INCOME (LOSS) PER SHARE

  Income per share computations are based on the weighted average number of common shares and common share equivalents outstanding during the year. Common share equivalents consist of convertible preferred stock, options and warrants outstanding during the year.

CASH FLOWS

  For purposes of reporting cash flows, cash and cash equivalents include cash on hand and investments with original maturities of three months or less.

  Non-cash transactions in 1995 consist of $255,952 related to the conversion of 87,499 preferred shares into 56,250 shares of common stock and $37,514 related to the transfer of long-term assets to inventory. In 1994 non-cash transactions consist of $24,376 related to the conversion of 8,333 preferred shares into 5,357 shares of common stock and $15,345 related to the transfer of long-term assets to inventory. In 1993 non-cash transactions consist of $16,093 related to the transfer of long-term assets to inventory.

ESTIMATES BY MANAGEMENT

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                PPT VISION, INC.

UNAUDITED INTERIM FINANCIAL STATEMENTS

  In the opinion of management, PPT Vision, Inc. has made all adjustments, consisting primarily of normal recurring accruals, necessary for a fair presentation of the financial condition of the Company as of April 30, 1996 and the results of operations and cash flows for the six-month periods ended April 30, 1995 and 1996, as presented in the accompanying unaudited financial statements.

NOTE 3: CUSTOMER INFORMATION

SIGNIFICANT CUSTOMER INFORMATION

  During 1995, revenue from one customer accounted for 17% of net revenues. During 1994 and 1993, revenue from another customer accounted for 10% and 18% of net revenues respectively.

CUSTOMER GEOGRAPHIC DATA

  North American and export sales as a percentage of net revenues in 1993, 1994 and 1995 are as follows:

                                                                    YEAR ENDED
                                                                   OCTOBER 31,
                                                                  ----------------
                                                                  1993  1994  1995
                                                                  ----  ----  ----
      North America..............................................  87%   73%   67%
      Europe.....................................................  10%   24%   21%
      Far East...................................................   3%    3%   12%

NOTE 4: ACCRUED EXPENSES

  Accrued expenses at October 31, 1994 and 1995 include:

                                                                  YEAR ENDED
                                                                 OCTOBER 31,
                                                               ----------------
                                                                1994     1995
                                                               ------- --------
      Vacation................................................ $30,152 $ 30,152
      Employee Stock Purchase Plan payroll deductions.........  33,813   33,053
      Compensation............................................       0   68,257
      Other...................................................  32,913   30,820
                                                               ------- --------
          Total............................................... $96,878 $162,282
                                                               ======= ========

NOTE 5: PREFERRED STOCK

  In 1985, the Company issued a total of 166,666 shares of Series 1985 Convertible Preferred shares ("Series 1985 Shares"). As of October 31, 1995, all the Company's Series 1985 Shares had been converted to common stock.

NOTE 6: COMMON STOCK OPTIONS AND WARRANTS

  Under the Company's 1988 Stock Option Plan the Company may issue options to purchase up to 600,000 shares of common stock to employees and directors. Options are granted at prices equal to the average of the bid and ask prices on the date of the grant. The granting of options and their vesting is within the discretion of the Company's Board of Directors.

                                PPT VISION, INC.

  A summary of stock options issued and outstanding under the 1988 Stock Option Plan is as follows:

                                                          NUMBER OF SHARES
                                                       ------------------------
                                                        EMPLOYEE     DIRECTOR
                                                         OPTIONS      OPTIONS
                                                       -----------  -----------
Balance at October 31, 1992...........................     234,847       27,450
  Granted.............................................      57,750        3,000
  Exercised...........................................     (33,099)     (12,000)
                                                       -----------  -----------
Balance at October 31, 1993...........................     259,498       18,450
  Granted.............................................      71,250       39,000
  Exercised...........................................     (64,743)           0
  Forfeited...........................................      (1,462)           0
                                                       -----------  -----------
Balance at October 31, 1994...........................     264,543       57,450
  Granted.............................................      22,125            0
  Exercised...........................................     (63,870)      (1,500)
  Forfeited...........................................      (4,687)           0
                                                       -----------  -----------
Balance at October 31, 1995...........................     218,111       55,950
                                                       ===========  ===========
As of October 31, 1995:
  Price Range of Outstanding Options
    Options........................................... $1.00-$6.33  $1.67-$4.00
    Expiration Dates..................................   1996-2000    1996-1999
    Options Exercisable...............................     164,077       29,175

  During the year ended October 31, 1995, stock options were exercised at prices of $0.44 to $3.59 per share under the Employee Stock Option Plan.

  In April of 1993, the Company issued a warrant to purchase 49,500 shares of common stock with an exercise price of $2.50 and an expiration date of April of 1996.

NOTE 7: STOCK OFFERINGS

  In February of 1994, the Company completed a private equity placement, issuing 120,000 shares of common stock at $3.66 per share, that raised $438,365 net of offering costs of $1,635.

NOTE 8: EMPLOYEE STOCK PURCHASE PLAN

  In March 1995 shareholders approved the adoption of the 1995 Employee Stock Purchase Plan to replace the 1990 Employee Stock Purchase Plan which expired in 1995. Under the terms of the 1995 Purchase Plan, 225,000 shares have been reserved for issuance under the Plan.

  The first phase of the Plan began on June 1, 1995 and employees were granted the right to purchase 29,925 shares at $2.19 per share under the Plan.

  Phase five of the 1990 Plan ended on May 31, 1995 and employees purchased 16,599 shares at $2.19 per share.

                                PPT VISION, INC.

NOTE 9: COMMITMENTS & CONTINGENCIES

  Rental expense under operating leases was $163,100, $162,823 and $97,960 in 1995, 1994 and 1993 respectively. Minimum future rental payments due under noncancelable operating lease agreements are as follows:

             1996............................ $156,048
             1997............................  179,688
             1998............................  184,416
             1999............................  189,198
             Thereafter......................  262,436
                                              --------
                 Total....................... $971,786
                                              ========

LETTER OF CREDIT

  During 1994 the Company obtained a standby letter of credit for a security deposit related to the Company's building lease. The letter of credit is secured by the restricted cash balance of $212,792. Beginning in June 1996 the restricted cash balance begins to decrease on a dollar for dollar basis as rental payments are made.

NOTE 10: EMPLOYEE SAVING PLAN

  The Company provides a supplementary retirement savings plan which is structured in accordance with Section 401(k) of the Internal Revenue Code. Employees eligible for the Plan may contribute from one to fifteen percent of their monthly earnings on a pre-tax basis subject to annual contribution limitations. The Company makes matching contributions of fifty cents for each dollar contributed by each Plan participant up to a maximum of $750 annually. The Company's contributions under this program were approximately $30,876, $26,407 and $14,620 for the years ended October 31, 1995, 1994 and 1993 respectively.

NOTE 11: INCOME TAXES

  No current tax provisions were recorded in the fiscal years ended October 31, 1995 and 1994 due to the utilization of net operating loss (NOL) carry forwards. The deferred tax provisions of approximately $36,000 and $60,000 for the years ended October 31, 1995 and 1994, respectively, are offset by reductions in the valuation allowance.

  At October 31, 1995, the Company has approximately $6.6 million of combined loss carry forwards and net deductible temporary differences available to offset taxable income in future periods. The $6.6 million of future tax deduction is comprised of net operating loss carry forwards for tax return purposes of approximately $5.9 million (expiring in fiscal 1999 to 2009) and net deductible temporary differences available to offset taxable income in future periods of approximately $700,000. The Company also has approximately $340,000 of research and development tax credit carry forwards which generally expire over the same time period. At existing tax rates, the future tax benefit approximates $2.6 million for financial statement purposes.

  The utilization of the operating loss carry forwards and net deductible temporary differences to offset future tax liabilities is dependent upon the Company's ability to generate sufficient taxable income during the carry forward periods. The carry forwards are also subject to certain annual limitations pursuant to IRS Code Section 382. A valuation allowance was established for the entire net tax benefit associated with all carry forwards and temporary differences at October 31, 1994. At October 31, 1995, a reduction to the valuation allowance was recorded because future realization of a portion of this benefit is expected.

                                PPT VISION, INC.

                   NOTES TO FINANCIAL STATEMENTS--(CONCLUDED)

  An analysis of the effective rate on earnings and a reconciliation of the expected federal statutory rate for the years ended October 31, 1994, and 1995 is as follows:

                                                            1994       1995
                                                          --------  ----------
      Expected tax provision at statutory rate..........  $(72,000) $  320,000
      State income tax provision, net of federal tax
       effect...........................................   (13,000)     56,000
      Research and development credit...................    17,000      17,000
      Increase/(utilization) of net operating loss carry
       forward..........................................    66,000    (397,000)
      (Reduction) of valuation allowance................         0    (407,000)
      Other.............................................     2,000       4,000
                                                          --------  ----------
          Total.........................................  $      0  $ (407,000)
                                                          ========  ==========

  Deferred tax assets (liabilities) are comprised of the following at October
31:

                                                          1994         1995
                                                       -----------  -----------
      Depreciation.................................... $    90,000  $   102,000
      Deferred rent...................................      51,000       69,000
      Other...........................................      88,000       94,000
      Net operating loss carry forwards...............   2,794,000    2,361,000
      Valuation allowance.............................  (3,023,000)  (2,219,000)
                                                       -----------  -----------
      Net deferred tax asset.......................... $         0  $   407,000
                                                       ===========  ===========

NOTE 12: SUBSEQUENT EVENTS

  On March 14, 1996, the Board of Directors of PPT Vision, Inc. approved a three-for-two stock split in the form of a fifty percent (50%) stock dividend. The distribution of shares was made on April 5, 1996 to shareholders of record as of March 25, 1996. All historical share and per share data included in the financial statements and footnotes have been restated to reflect the stock split.

Market Driven Application Specific Software Tools

          The ability to develop software tools for a steady stream of new applications to run on proven hardware is a company strength. Recognizing expanding markets and reacting with software tools like those described here positions PPT VISION for growth. This is evident in electronic component manufacturing and precision metal stamping. All PPT VISION systems run on proprietary software in a Microsoft(R) Windows(TM) environment using the Company's Vision Program Manager (VPM) icon-based graphical user interface.

[Below this description is a photo of the Company's Vision Program Manager screen]

[Next to the heading "Connector Tool" is a photo of a part and a photo of an icon with the following related text:]

Connector Tool
Problem: A multi-national manufacturer of electronic connectors sought an automated solution for pin tip position of assembled connectors.

Solution: PPT VISION responded by creating the Connector Tool. The Connector Tool checks the conformance of an entire array of pin tips to a series of user defined criteria. These criteria include grid conformance, linear regression and linear progression, providing comprehensive pin tip position inspection.

Grid conformance verifies that each pin tip is within a specified radial distance from its calculated ideal position. Linear regression ensures that each row of pins is both parallel to all other rows and is itself straight. Linear progression is used to verify all pin-to-pin distances. The Connector Tool can also inspect connectors that are too long for a single field-of-view by "stitching" multiple images together.

[Next to the heading "Line Gauge Tool" is a photo of a part and a photo of an icon with the following related text:]

Line Gauge Tool

Problem: A manufacturer of stamped metal parts wanted to monitor a number of critical physical dimensions of the parts as they were fabricated in a high-speed metal stamping operation.

Solution: PPT VISION designed the Line Gauge Tool to provide a means of making multiple independent measurements between selected points on the image. Up to sixteen separate gauging lines can be drawn in a single instance of this tool, with multiple Line Gauge Tools available in every program.

Once the initial edges have been detected, the tool examines a small neighborhood around selected measurement endpoints to determine the location of the detected edges to subpixel accuracy. The tool will pass only if the distance measured between the detected edges is within user-specified tolerances. The measured distances are available as output data from the tool.

[Next to the heading "OCV Tool" is a photo of a part and a photo of an icon with the following related text:]

OCV Tool
Problem: High speed inspection and verification of printed alphanumeric characters is required by many industries including pharmaceutical, medical, electronics and automotive. New regulations require 100%, on-line verification of the date/lot codes printed on pharmaceutical packaging labels.

Solution: PPT VISION's Optical Character Verification (OCV) Tool was designed specifically for alphanumeric character inspection and verification. The tool inspects both printed characters and background areas, and not only verifies that the correct code has been printed, but it inspects the print quality of the characters themselves. Once the tool is set up, an operator can easily retrain it on a new character string using VPM's control panels.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPEC-TUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    5
Use of Proceeds...........................................................    8
Price Range of Common Stock...............................................    8
Dividend Policy...........................................................    8
Capitalization............................................................    9
Selected Financial Data...................................................   10
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   11
Business..................................................................   17
Management................................................................   27
Principal Shareholders....................................................   29
Description of Capital Stock..............................................   30
Underwriting..............................................................   32
Legal Matters.............................................................   33
Experts...................................................................   33
Available Information.....................................................   33
Incorporation of Certain Documents by Reference...........................   34
Index to Financial Statements.............................................  F-1

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               1,600,000 Shares

                                 [PPT VISION,
                                  INC. LOGO]

                                 Common Stock

                                 ------------

                                  PROSPECTUS

                                 ------------

                              Alex. Brown & Sons
                                 INCORPORATED

                              Piper Jaffray Inc.



                                          , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14: OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      SEC registration fee............................................  $10,945
      NASD filing fee.................................................    3,674
      Nasdaq listing fee..............................................   17,500
      Accounting fees and expenses....................................   25,000*
      Legal fees and expenses.........................................   60,000*
      Printing expenses...............................................   40,000*
      Blue Sky fees and expenses (including legal fees)...............   10,000*
      Transfer agent and registrar fees...............................    5,000*
      Miscellaneous...................................................   27,881*
                                                                       --------
          Total....................................................... $200,000*
                                                                       ========

- --------
*Except for the SEC registration fee, NASD filing fee and Nasdaq listing fee, all of the foregoing expenses have been estimated.

ITEM 15: INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 302A.521 of Minnesota Statutes requires the Registrant to indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to the Registrant, against judgments, penalties, fines, including reasonable expenses, if such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, committee member or employee, reasonably believed that the conduct was in the best interests of the Registrant, or, in the case of performance by a director, officer or employee of the Registrant as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Registrant. In addition,
Section 302A.521, subd. 3, requires payment by the Registrant, upon written request, of reasonable expenses in advance of final disposition in certain instances. A decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders or by a court. The Registrant's Bylaws provide for indemnification of officers, directors and employees to the fullest extent permitted by Minnesota law as it may be amended from time to time.

  As permitted by Section 302A.251 of the Minnesota Business Corporation Act, the Restated Articles of Incorporation of the Registrant eliminate the liability of the directors of the Registrant for monetary damages arising from any breach of fiduciary duties as a member of the Registrant's Board of Directors (except as expressly prohibited by Minnesota Statutes, Section 302A.251, subd. 4).

ITEM 16. EXHIBITS

     EXHIBIT
     NO.                                 DESCRIPTION
     -------                             -----------
      1.1    Form of Underwriting Agreement.
      4.1    Restated Articles of Incorporation, incorporated by reference from
             Exhibit 3.1 of the Registrant's Form 10-K for the fiscal year ended October 31, 1989.
      4.2    Bylaws, as amended, incorporated by reference from Exhibit 3.2 of the Registrant's Form 10-K for the Fiscal year ended October 31,
             1988.
      5.1    Opinion and Consent of Lindquist & Vennum P.L.L.P., counsel to the
             Company.
     10.1    Lease Agreement dated February 11, 1993 for facilities at 10321
             West 70th Street, Eden Prairie, Minnesota, incorporated by reference from Exhibit 10.3 of the Registrant's Form 10-K for the fiscal year ended October 31, 1993.
     10.2    1988 Stock Option Plan, incorporated by reference from Exhibit
             10.4 of the Registrant's Form 10-K for the Fiscal Year ended
             October 31, 1993.
     10.3    1995 Employee Stock Purchase Plan.
     10.4    Employment Agreement with Joseph C. Christenson dated as of May 7,
             1984.
     10.5    Employment Agreement with Larry G. Paulson dated as of February 1,
             1984.
     10.6    Employment Agreement with Tom Northenscold dated as of February
             27, 1995.
     10.7    Employment Agreement with Arye Malek dated as of May 1, 1990.
     23.1    Consent of Price Waterhouse LLP.
     23.2    Consent of Lindquist & Vennum P.L.L.P. (included in Exhibit 5.1 to the Registration Statement).
     24      Power of Attorney (included in the signature page of the
             Registration Statement).

ITEM 17. UNDERTAKINGS

  (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions of the Minnesota Business Corporations Act, the Restated Articles of Incorporation or Bylaws of the Registrant or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (b) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Eden Prairie, State of Minnesota, on the 15th day of May, 1996.

                                          PPT VISION, INC.

                                              /s/ Joseph C. Christenson
                                          By __________________________________
                                            Joseph C. Christenson, President

                               POWER OF ATTORNEY

  Each person whose signature appears below constitutes and appoints Joseph C. Christenson and Thomas R. Northenscold, and each of them (with full power to act alone), such person's true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, as well as any related registration statement (or amendment thereto) filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933 with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as such person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on May 15, 1996 in the capacities indicated.


             SIGNATURE                           TITLE
             ---------                           -----


   /s/ Joseph C. Christenson         President and Director
____________________________________   (principal executive
       Joseph C. Christenson           officer)

   /s/ Thomas R. Northenscold        Chief Financial Officer
____________________________________   (principal financial and
       Thomas R. Northenscold          accounting officer)

      /s/ Larry G. Paulson           Director
____________________________________
          Larry G. Paulson

       /s/ Bruce C. Huber            Director
____________________________________
           Bruce C. Huber

     /s/ David C. Malmberg           Director
____________________________________
         David C. Malmberg

       /s/ P. R. Peterson            Director
____________________________________
           P. R. Peterson

                                 EXHIBIT INDEX

  EXHIBIT                                                                  PAGE
    NO.                             DESCRIPTION                            NO.
  -------                           -----------                            ----
  1.1      Form of Underwriting Agreement...............................
  4.1      Restated Articles of Incorporation, incorporated by reference from Exhibit 3.1 of the Registrant's Form 10-K for the fiscal year ended October 31, 1989
  4.2      Bylaws, as amended, incorporated by reference from Exhibit
           3.2 of the Registrant's Form 10-K for the Fiscal year ended
           October 31, 1988
  5.1      Opinion and Consent of Lindquist & Vennum P.L.L.P., counsel to the Company...............................................
 10.1      Lease Agreement dated February 11, 1993 for facilities at
           10321 West 70th Street, Eden Prairie, Minnesota, incorporated by reference from Exhibit 10.3 of the Registrant's Form 10-K for the fiscal year ended October 31, 1993
 10.2      1988 Stock Option Plan, incorporated by reference from Ex-
           hibit 10.4 of the Registrant's Form 10-K for the Fiscal Year ended October 31, 1993
 10.3      1995 Employee Stock Purchase Plan............................
 10.4      Employment Agreement with Joseph C. Christenson dated as of
           May 7, 1984..................................................
 10.5      Employment Agreement with Larry G. Paulson dated as of Febru-
           ary 1, 1984..................................................
 10.6      Employment Agreement with Tom Northenscold dated as of Febru-
           ary 27, 1995.................................................
 10.7      Employment Agreement with Arye Malek dated as of May 1, 1990.
 23.1      Consent of Price Waterhouse LLP..............................
 23.2      Consent of Lindquist & Vennum P.L.L.P. (included in Exhibit
           5.1 to the Registration Statement)
 24        Power of Attorney (included in the signature page of the Reg-
           istration Statement)